FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2005

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

October 12, 2005

2

EXPLORATION UPDATE – LIAM GOLD-SILVER PROJECT, PERU

JOINT VENTURE ACQUIRES ADDITIONAL 97,000 HECTARES

NEW MINERALIZED ZONES IDENTIFIED

September 14, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce new developments on the Liam Gold-Silver Project located in the Tertiary Volcanic Belt of southern Peru.  A second phase of drilling at Cerro Queshca, located within the Liam Core Area, has expanded the limits of known gold-silver mineralization and a third phase is planned.  In the Liam Regional Project, new zones of gold-silver mineralization have been identified at Careli and Ibel and further detailed sampling has significantly expanded the size of the Astana-Farallon zone. As a result of the success of the regional exploration, the Joint Venture has acquired an additional 97,000 hectares of prospective ground, doubling the total land package to approximately 191,000 hectares.

Within the Liam Core Area, the second phase drilling program at Cerro Queshca focused on testing for extensions to mineralization between holes QS-010 and QS-015.  The following table lists drillhole results for holes containing significant gold-silver mineralization.

	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	Gold grams/tonne	Silver grams/tonne
QS-017	9.35	56.40	47.05	1.48	24.30

QS-018	70.10	102.00	31.90	2.93	4.40

QS-021	111.95	116.10	4.15	1.79	17.96
	134.00	136.90	2.90	0.70	24.70

Drillholes QS-019, QS-020, and QS-022 to QS-033 did not intersect any significant mineralization.  The next phase of drilling at Cerro Queshca in October will focus on the eastern extension of the host lithology. A permit to drill will be submitted for an additional 66 to 70 drill holes in the Liam Core Area.

Within the Liam Regional Area, extensive surface rock chip sampling programs were conducted in the Astana-Farallon, Ibel and Careli zones.  At Astana-Farallon, a large epithermal gold-silver system has now been identified over an area of 10 kilometres by 4.5 kilometres.  Within this broad alteration system, four separate gold-silver zones have been sampled with over 500 samples collected.  Areas with anomalous gold-silver values include Astana (300 metres by 200 metres), Farallon (1200 metres by 800 metres), Astana South (200 metres by 100 metres) and Astana Southwest (600 metres by 200 metres). All of the mineralization is associated with extensive fracture systems by 200 metres).  All of the mineralization is associated with extensive fracture systems containing druzy quartz, hematite and barite hosted within a rhyodacite.  Crackle breccias and tectonic breccias are also present within the system.  In all of the above areas, anomalous zones are defined by gold values from 0.10 grams per tonne to 12.1 grams per tonne and silver values from 1.0 gram per tonne to 450 grams per tonne. Farallon and Astana are approximately three kilometers apart, and the area between the two zones is mainly covered by overburden. Limited soil and rock-chip sampling in the area between Farallon and Astana returned anomalous gold values and may indicate continuity between these two zones. A detailed soil sampling program has commenced. The Zone is presently in the permitting stage for dripping.  It is anticipated that the drilling program will be initiated this fall.

3

On the Ibel prospect, two areas of mineralization were sampled including Huamancharpa Sur and Huamancharpa Norte.  At Huamancharpa Sur, an altered and mineralized area extending for 1,200 metres by 800 metres is associated with silicified and moderately stockworked shales.  Limonite after pyrite and arsenopyrite is common in the stockwork areas.  Over 400 rock chip samples have been collected with more than 30% of samples having gold values above 0.1 grams per tonne to a maximum of 3.7 grams per tonne.  The Joint Venture is presently conducting further sampling programs in this area prior to targeting a drill program.

In the Huamancharpa Norte area, the main gold-silver mineralization is associated with hydrothermal breccias and veins.  Four separate zones of hydrothermal breccias and veins have been identified, varying in length from 450 metres to 3,000 metres and widths between 1.0 metre and 10 metres.  Rock chip sampling within the breccias returned gold values of generally less than 0.5 grams per tonne.

Six kilometres southeast of Ibel, an area of veins and hydrothermal breccias was discovered at Huacullo and sampled in detail.  The breccias and vein structures extend for up to 1,200 metres and range in thickness from 0.5 metres to 10 metres.  Rock chip sampling across the veins and breccias generally returned gold values above 0.2 grams per tonne with several values ranging between 10 grams per tonne and 19 grams per tonne gold.  These veins and breccias are unusual in that they contain high molybdenum concentrations from 200 parts per million up to 1,300 parts per million.

On the Careli prospect, gold mineralization extends for 700 meters and up to 300 meters in width.  Further regional work by Newmont Peru Limited identified two new zones of gold-silver mineralization.  Final permits for drilling at Careli are expected within the next few months.  Once the permits are received, drilling will commence immediately.

The Liam Gold-Silver Project is the subject of two joint venture agreements with Newmont Peru Limited, one covering the Liam Core Area (3,500 hectares) and the other covering the Liam Regional Area (91,195 hectares). The new areas staked cover 96,792 hectares, and will fall within an expanded Liam Regional Area. The Liam Project is located approximately 190 kilometres northwest of the city of Arequipa and 20 kilometres north of the Arcata Silver-Gold Mine.

Maps showing drill-hole locations, gold-silver mineralized zones and land position can be viewed on the Company website at http://www.swgold.com/.

4

Quality Control

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo. (independent qualified person) to ensure best practice in lithogeochemical sampling and analysis of trench and core samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC, an ISO 9001:2000 registered laboratory preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES.  Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Yunnan Porphyry Copper-Gold Project in Yunnan Province, China with Newmont Overseas Exploration Limited, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

5

FORM 51-102F3

Material Change Report

ITEM 1.  REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

September 14, 2005

ITEM 3.

PRESS RELEASE

Issued September 14, 2005 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer is pleased to announce new developments on the Liam Gold-Silver Project located in the Tertiary Volcanic Belt of southern Peru.  A second phase of drilling at Cerro Queshca, located within the Liam Core Area, has expanded the limits of known gold-silver mineralization and a third phase is planned.  In the Liam Regional Project, new zones of gold-silver mineralization have been identified at Careli and Ibel and further detailed sampling has significantly expanded the size of the Astana-Farallon zone. As a result of the success of the regional exploration, the Joint Venture has acquired an additional 97,000 hectares of prospective ground, doubling the total land package to approximately 191,000 hectares.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, V.P., Corporate Development
Telephone:

(604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 16th day of September 2005.

6

EXPLORATION UPDATE – LIAM GOLD-SILVER PROJECT, PERU

JOINT VENTURE ACQUIRES ADDITIONAL 97,000 HECTARES,

NEW MINERALIZED ZONES IDENTIFIED

September 14, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce new developments on the Liam Gold-Silver Project located in the Tertiary Volcanic Belt of southern Peru.  A second phase of drilling at Cerro Queshca, located within the Liam Core Area, has expanded the limits of known gold-silver mineralization and a third phase is planned.  In the Liam Regional Project, new zones of gold-silver mineralization have been identified at Careli and Ibel and further detailed sampling has significantly expanded the size of the Astana-Farallon zone. As a result of the success of the regional exploration, the Joint Venture has acquired an additional 97,000 hectares of prospective ground, doubling the total land package to approximately 191,000 hectares.

Within the Liam Core Area, the second phase drilling program at Cerro Queshca focused on testing for extensions to mineralization between holes QS-010 and QS-015.  The following table lists drillhole results for holes containing significant gold-silver mineralization.

	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	Gold grams/tonne	Silver grams/tonne
QS-017	9.35	56.40	47.05	1.48	24.30

QS-018	70.10	102.00	31.90	2.93	4.40

QS-021	111.95	116.10	4.15	1.79	17.96
	134.00	136.90	2.90	0.70	24.70

Drillholes QS-019, QS-020, and QS-022 to QS-033 did not intersect any significant mineralization.  The next phase of drilling at Cerro Queshca in October will focus on the eastern extension of the host lithology. A permit to drill will be submitted for an additional 66 to 70 drill holes in the Liam Core Area.

Within the Liam Regional Area, extensive surface rock chip sampling programs were conducted in the Astana-Farallon, Ibel and Careli zones.  At Astana-Farallon, a large epithermal gold-silver system has now been identified over an area of 10 kilometres by 4.5 kilometres.  Within this broad alteration system, four separate gold-silver zones have been sampled with over 500 samples collected.  Areas with anomalous gold-silver values include Astana (300 metres by 200 metres), Farallon (1200 metres by 800 metres), Astana South (200 metres by 100 metres) and Astana Southwest (600 metres by 200 metres). All of the mineralization is associated with extensive fracture systems by 200 metres).  All of the mineralization is associated with extensive fracture systems containing druzy quartz, hematite and barite hosted within a rhyodacite.  Crackle breccias and tectonic breccias are also present within the system.  In all of the above areas, anomalous zones are defined by gold values from 0.10 grams per tonne to 12.1 grams per tonne and silver values from 1.0 gram per tonne to 450 grams per tonne. Farallon and Astana are approximately three kilometers apart, and the area between the two zones is mainly covered by overburden. Limited soil and rock-chip sampling in the area between Farallon and Astana returned anomalous gold values and may indicate continuity between these two zones. A detailed soil sampling program has commenced. The Zone is presently in the permitting stage for dripping.  It is anticipated that the drilling program will be initiated this fall.

7

On the Ibel prospect, two areas of mineralization were sampled including Huamancharpa Sur and Huamancharpa Norte.  At Huamancharpa Sur, an altered and mineralized area extending for 1,200 metres by 800 metres is associated with silicified and moderately stockworked shales.  Limonite after pyrite and arsenopyrite is common in the stockwork areas.  Over 400 rock chip samples have been collected with more than 30% of samples having gold values above 0.1 grams per tonne to a maximum of 3.7 grams per tonne.  The Joint Venture is presently conducting further sampling programs in this area prior to targeting a drill program.

In the Huamancharpa Norte area, the main gold-silver mineralization is associated with hydrothermal breccias and veins.  Four separate zones of hydrothermal breccias and veins have been identified, varying in length from 450 metres to 3,000 metres and widths between 1.0 metre and 10 metres.  Rock chip sampling within the breccias returned gold values of generally less than 0.5 grams per tonne.

Six kilometres southeast of Ibel, an area of veins and hydrothermal breccias was discovered at Huacullo and sampled in detail.  The breccias and vein structures extend for up to 1,200 metres and range in thickness from 0.5 metres to 10 metres.  Rock chip sampling across the veins and breccias generally returned gold values above 0.2 grams per tonne with several values ranging between 10 grams per tonne and 19 grams per tonne gold.  These veins and breccias are unusual in that they contain high molybdenum concentrations from 200 parts per million up to 1,300 parts per million.

On the Careli prospect, gold mineralization extends for 700 meters and up to 300 meters in width.  Further regional work by Newmont Peru Limited identified two new zones of gold-silver mineralization.  Final permits for drilling at Careli are expected within the next few months.  Once the permits are received, drilling will commence immediately.

The Liam Gold-Silver Project is the subject of two joint venture agreements with Newmont Peru Limited, one covering the Liam Core Area (3,500 hectares) and the other covering the Liam Regional Area (91,195 hectares). The new areas staked cover 96,792 hectares, and will fall within an expanded Liam Regional Area. The Liam Project is located approximately 190 kilometres northwest of the city of Arequipa and 20 kilometres north of the Arcata Silver-Gold Mine.

Maps showing drill-hole locations, gold-silver mineralized zones and land position can be viewed on the Company website at http://www.swgold.com/.

8

Quality Control

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo. (independent qualified person) to ensure best practice in lithogeochemical sampling and analysis of trench and core samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC, an ISO 9001:2000 registered laboratory preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES.  Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Yunnan Porphyry Copper-Gold Project in Yunnan Province, China with Newmont Overseas Exploration Limited, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

9

SOUTHWESTERN RESOURCES ANNOUNCES

A $21.6 MILLION

BOUGHT DEAL FINANCING

Not for distribution to U.S. news wire services or dissemination in the United States.

September 21, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or the “Company”) has today entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and including Octagon Capital Corporation , Haywood Securities Inc. and Canaccord Capital Inc. under which the underwriters have agreed to buy 2,000,000 common s hares from Southwestern at an issue price of $10.80 per common s hare, representing an aggregate offering of $21,600,000.

The Company will grant the underwriters an option, exercisable up until 48 hours prior to the closing date of the offering, to purchase up to an additional 450,000 common shares at the issue price.  The underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the c losing d ate, to acquire up to an additional number of common s hares equal to 15% of the number of common s hares sold pursuant to the offering, exercisable at the issue price .  The Company expects to file a preliminary short form prospectus with the securities regulatory authorities to qualify the common shares for distribution. Closing is expected on or about October 11 , 2005.

The offering is being made in the Provinces of British Columbia, Alberta, Manitoba and Ontario, and is subject to the approval of regulatory authorities. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Yunnan Porphyry Copper-Gold Project in Yunnan Province, China with Newmont Overseas Exploration Limited, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corp. Affairs

Southwestern Resources Corp.

PO Box 10102, Suite 1650

 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

10

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

September 21, 2005

ITEM 3.

PRESS RELEASE

Issued September 21, 2005 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer announced that it has today entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and including Octagon Capital Corporation , Haywood Securities Inc. and Canaccord Capital Inc. under which the underwriters have agreed to buy 2,000,000 common s hares from Southwestern at an issue price of $10.80 per common s hare, representing an aggregate offering of $21,600,000.

The Company will grant the underwriters an option, exercisable up until 48 hours prior to the closing date of the offering, to purchase up to an additional 450,000 common shares at the issue price.  The underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the c losing d ate, to acquire up to an additional number of common s hares equal to 15% of the number of common s hares sold pursuant to the offering, exercisable at the issue price .  The Company expects to file a preliminary short form prospectus with the securities regulatory authorities to qualify the common shares for distribution.  Closing is expected on or about October 11 , 2005 .

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, Director
Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 21st day of September 2005.

11

SOUTHWESTERN RESOURCES ANNOUNCES

A $21.6 MILLION

BOUGHT DEAL FINANCING

Not for distribution to U.S. news wire services or dissemination in the United States.

September 21, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or the “Company”) has today entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and including Octagon Capital Corporation , Haywood Securities Inc. and Canaccord Capital Inc. under which the underwriters have agreed to buy 2,000,000 common shares from Southwestern at an issue price of $10.80 per common share, representing an aggregate offering of $21,600,000.

The Company will grant the underwriters an option, exercisable up until 48 hours prior to the closing date of the offering, to purchase up to an additional 450,000 common shares at the issue price.  T he underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the c losing d ate, to acquire up to an additional number of common s hares equal to 15% of the number of common s hares sold pursuant to the offering, exercisable at the issue price .  The Company expects to file a preliminary short form prospectus with the securities regulatory authorities to qualify the common shares for distribution. Closing is expected on or about October 11 , 2005 .

The offering is being made in the Provinces of British Columbia, Alberta, Manitoba and Ontario, and is subject to the approval of regulatory authorities. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Yunnan Porphyry Copper-Gold Project in Yunnan Province, China with Newmont Overseas Exploration Limited, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corp. Affairs

Southwestern Resources Corp.

PO Box 10102, Suite 1650

 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in British Columbia, Alb erta, Manitoba and Ontario but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from securities regulatory authorities.

These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, the securities may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or its territories or possessions or to U.S. persons. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Southwestern Resources Corp. at Suite 1650 - 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6 (Telephone (604) 669-2525).

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Short Form Prospectus

New Issue

September 30 , 2005

SOUTHWESTERN RESOURCES CORP.

$21,600,000

2,000,000 Offered Shares

This short form prospectus ("Prospectus") qualifies for distribution (the "Offering") 2,000,000 common shares (the "Offered Shares") of Southwestern Resources Corp. ("Southwestern" or the "Company") at a price of $10.80 per Offered Share pursuant to an underwriting agreement (the "Underwriting Agreement") dated September 23, 2005 between Southwestern, Raymond James Ltd. ("Raymond James"), Octagon Capital Corporation ("Octagon"), Haywood Securities Inc. ("Haywood") and Canaccord Capital Corporation ("Canaccord Capital") (collectively, Raymond James, Octagon, Haywood and Canaccord Capital are referred to as the "Underwriters").

The offering price of $10.80 per Offered Share was determined by negotiation between Southwestern and the Underwriters. The common shares of the Company are traded on The Toronto Stock Exchange (the "TSX") under the symbol "SWG". The price of the common shares as reported by the TSX at the close of business on September 22, 2005 was $10.94 per common share.

2

_____________________________

     Price: $10.80 per Offered Share
______________________________

	Price to the Public	Underwriters' Fee (1)	Net Proceeds to the Company (2)
Per Offered Share.................	$10.80	$0.54	$10.26
Total (3)(4)(5)..	$21,600,000	$1,080,000	$20,520,000

Note:

1)

A fee equal to 5% of the gross proceeds from the sale of the Offered Shares will be paid to the Underwriters upon completion of the Offering.  See "Plan of Distribution".

2)

Before deducting expenses of this Offering, estimated to be approximately $300,000, which will be paid from the net proceeds of the Offering.

3)

Southwestern has granted to the Underwriters an option (the "Underwriters' Option") to purchase up to an additional 450,000 Offered Shares ("the Option Shares") at a price of $10.80 per Option Share, such Underwriters' Option being exercisable in whole or in part until 48 hours prior to the closing time on the Closing Date.

4)

Southwestern has granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to 15% of the aggregate of the Offered Shares issued pursuant to the Offering and the Option Shares issued upon exercise of the Underwriters' Option, being up to an additional 367,500 Offered Shares (the "Over-Allotment Shares"), at a price of $10.80 per Over-Allotment Share, such Over-Allotment Option being exercisable in whole or in part at any time on or before the 30th day from the Closing Date.

5)

If the Underwriters' Option and the Over-Allotment Option are fully exercised, the cumulative gross proceeds, Underwriters' fee and net proceeds to the Company (excluding expenses of the Offering estimated to be $300,000) will be $30,429,000, $1,521,450 and $28,907,550, respectively.

Investing in the Offered Shares involves risks. See "Risk Factors".

The Company has applied to list the Offered Shares distributed under this Prospectus on the TSX. Listing will be subject to fulfilling all of the listing requirements of the TSX.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by Southwestern and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement as referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Southwestern by DuMoulin Black LLP, Vancouver and on behalf of the Underwriters by McCullough O'Connor Irwin LLP, Vancouver.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Offered Shares will be available for delivery at the closing of this Offering, which is expected to occur on or about October 11, 2005 (the "Closing Date") but in any event no later than 42 days following the date of a final receipt for the short form prospectus. In accordance with applicable laws and policies, the Underwriters may effect transactions that stabilize or maintain the market price of the Company's common shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

References to "$" in this Prospectus are to Canadian dollars, unless otherwise indicated. References in this Prospectus to "US$" are to US dollars. As of September 22, 2005, the Bank of Canada noon rate of exchange between Canadian dollars and United States dollars was $1 = US$0.8568.

TABLE OF CONTENTS

Page

DOCUMENTS INCORPORATED BY REFERENCE

1

ELIGIBILITY FOR INVESTMENT

3

FORWARD-LOOKING STATEMENTS

4

NAME AND INCORPORATION

5

INTERCORPORATE RELATIONSHIPS

5

SUMMARY DESCRIPTION OF BUSINESS

6

Recent Developments

7

Boka Gold Project

7

Liam Gold-Silver Project

8

CHANGES IN SHARE CAPITAL

10

USE OF PROCEEDS

10

PLAN OF DISTRIBUTION

11

DESCRIPTION OF COMMON SHARES

12

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

12

RISK FACTORS

15

AUDITORS, TRANSFER AGENT AND REGISTRAR

20

LEGAL MATTERS

20

EXPERTS

21

PURCHASERS' STATUTORY RIGHTS

21

AUDITORS' CONSENT

22

CERTIFICATE OF SOUTHWESTERN RESOURCES CORP.

23

CERTIFICATE OF THE UNDERWRITERS

24

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Southwestern, filed with the securities commissions in British Columbia, Alberta, Manitoba and Ontario, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.

Renewal Annual Information Form dated March 21, 2005 filed pursuant to National Instrument 44-101, including the management's discussion and analysis of financial condition and results of operations for the financial years ended December 31, 2004 and 2003 incorporated by reference therein (the "AIF");

A udited consolid ated financial statements of Southwestern for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' report thereon;

2

3.

Unaudited consolidated interim financial statements of Southwestern for the six month periods ended June 30, 2005 and 2004, together with the notes thereto, including the management's discussion and analysis of financial condition and results of operations for such periods;

4.

Management Information Circular dated March 21, 2005 prepared in connection with Southwestern's annual general meeting of shareholders held May 6, 2005 (excluding the composition of the compensation committee, the corporate governance disclosure and, under the heading "Executive Compensation", the report on executive compensation and the performance graph);

5.

Material Change Report dated January 18, 2005 respecting assay results from drill holes on the Boka 1 South Gold Zone, Boka Gold Project, China;

6.

Material Change Report dated January 19, 2005 respecting commencement of a pre-feasibility study on the Company's Accha-Yanque property in Peru;

7.

Material Change Report dated January 20, 2005 respecting the discovery of porphyry copper-gold mineralization in the Company's exploration concessions in the Tintaya-Bambas Copper-Gold Skarn/Porphyry Belt in southern Peru;

8.

Material Change Report dated March 16, 2005 respecting drill results from Cerro Crespo and Cerro Queschca in the Liam Core Zone and discovery of a gold zone in the Careli area and sampling results in the Astana and Farallon areas in the Liam Regional Zone;

9.

Material Change Report dated April 11, 2005 respecting diamond drill results from fourteen holes at Boka 1, Boka Gold Project, China;

10.

Material Change Report dated April 25, 2005 respecting assay results from five diamond drill holes at Boka 1, Boka Gold Project, China;

11.

Material Change Report dated May 25, 2005 respecting Southwestern's intentions to acquire up to 2,000,000 shares pursuant to a normal course issuer bid;

12.

Material Change Report dated June 30, 2005 respecting the appointment of Timo Jauristo as Vice President, Corporate Development;

13.

Material Change Report dated July 6, 2005 respecting assay results from thirteen diamond drill holes at Boka 1, Boka Gold Project, China;

14.

Material Change Report dated July 18, 2005 respecting the completion of a preliminary assessment on Boka 1, Boka Gold Project, China;

15.

Material Change Report dated August 31, 2005 respecting diamond drill results from eleven holes at Boka 1, Boka Gold Project, China;

16.

Material Change Report dated September 14, 2005 respecting the expansion of known gold-silver mineralization at Cerro Queschca within the Liam Core Zone and the acquisition of an additional 97,000 hectares of prospective ground; and

17.

Material Change Report dated September 21, 2005 respecting this Offering.

3

Comparative interim financial statements, comparative financial statements for a subsequent financial year together with the auditors' report, information circulars (excluding the composition of the compensation committee, the statement of corporate governance practices and, under the heading "Executive Compensation", the report on executive compensation and the performance graph) and material change reports (excluding confidential material change reports) filed by Southwestern with the securities commissions or similar authorities in the provinces of British Columbia, Alberta, Manitoba and Ontario subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus.

The above documents (or statements contained therein) incorporated by reference in this Prospectus are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in the short form prospectus or any other subsequently filed document that is also incorporated by reference in the short form prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or supersede d statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this short form prospectus.

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in the provinces of British Columbia, Alberta, Manitoba and Ontario.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Southwestern Resources Corp. at Suite 1650, 701 West Georgia Street, Vancouver, British Columbia , V7Y 1C6 (Telephone (604) 669-2525).

ELIGIBILITY FOR INVESTMENT

In the opinion of DuMoulin Black LLP, counsel to the Company, and McCullough O'Connor Irwin LLP, counsel to the Underwriters, based on legislation in effect as of the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the following statutes (and where applicable, the regulations thereunder) and in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies or goals, and, in certain cases, the filing of such policies or goals, an investment in the Offered Shares offered hereby would not be precluded under the following statutes:

Insurance Companies Act (Canada)	Insurance Act (Alberta)
Cooperative Credit Associations Act (Canada)	Loan and Trust Corporations Act (Alberta)
Pension Benefits Standards Act, 1985 (Canada)	Loan and Trust Corporations Act (Ontario)
Trust and Loan Companies Act (Canada)	Pension Benefits Act (Ontario)
Financial Institutions Act (British Columbia)	Trustee Act (Ontario)
Pension Benefits Standards Act (British Columbia)	The Insurance Act (Manitoba)
Alberta Heritage Savings Trust Fund Act (Alberta)	The Pension Benefits Act (Manitoba)
Employment Pension Plans Act (Alberta)	The Trustee Act (Manitoba)

In addition, in the opinion of Thorsteinssons LLP, special tax counsel to the Company, the Offered Shares, if issued on the date hereof, would be "qualified investments" under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans. On June 29, 2005 Bill c-43, An Act to implement certain provisions of the budget tabled in Parliament on February 23, 2005, received Royal Assent and was enacted as S.C. 2005, c. 30. Bill c-43 repeals the penalty tax imposed under Part XI of the Tax Act and, thus, eliminates the foreign property rules effective for months that end after 2004. As a result, effective January 1, 2005, the Offered Shares may be held by registered retirement savings plans, registered retirement income funds, and deferred profit sharing plans, without the application of the penalty tax formerly imposed by Part XI.

4

FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this Prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and other metals , the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans ", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends ", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would ", "might" or "will be taken", "occur " or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Southwestern to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in this Prospectus. Although Southwestern has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

5

NAME AND INCORPORATION

Southwestern was incorporated as "Southwestern Gold Corporation" under the Company Act (British Columbia) on June 18, 1990, by the registration of its Memorandum and Articles. The Company's name was changed on May 24, 2001 to its present name.

On April 23, 2004, the Company transitioned from the Company Act (British Columbia) to the new Business Corporations Act (British Columbia), whereupon its Memorandum and Articles became its Notice of Articles and Articles, respectively. On June 3, 2004, the Company increased its authorized share capital to an unlimited number of common shares without par value, removed certain pre-existing provis ions of the Notice of Articles and adopted new Articles. The Company completed a subdivision of its issued capital on a two for one basis in June 2004. All share figures provided in this Prospectus are on a post-subdivision basis.

The address of the registered and records office, as well as the Company's corporate head office and principal place of business, is Suite 1650 - 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6. The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario.

INTERCORPORATE RELATIONSHIPS

The corporate structure of Southwestern, its active subsidiaries, the percentage ownership in such subsidiaries as at the date of this Prospectus and the jurisdiction of incorporation of such corporations as at December 31, 2004 are set out in the following chart.

		Southwestern Resources Corp. (British Columbia)
			100%
		Southwestern Gold (Bemuda) Limited (Bermuda)

100%		98%	100%	100%
Southwestern Gold (China) Inc. (Bahamas)	2%	Minera del Suroeste SAC (Peru)	Canadian Southwest Gold Inc. (Mauritius)	Southwest Minerals Inc. (Mauritius)

			90%	100%
			Yunnan Gold Mountain Mining Co. Ltd. (China)	Southwest Minerals (Yunnan) Inc. (China)

6

SUMMARY DESCRIPTION OF BUSINESS

Southwestern is a development stage mineral exploration company engaged in the identification, evaluation, acquisition and exploration of mineral properties with the potential to host gold, silver and base metals. The Company's principal mineral property interests are in Peru and China. The Company's common shares were listed on the Toronto Stock Exchange (the "TSX") on May 31, 1994 and trade under the symbol "SWG".

The Company's principal property in China is the Boka Gold Project (the "Boka Gold Project") in Yunnan Province, in which it has earned interests under an agreement entered into in November 2002. The Boka Gold Project covers an area of approximately 153 square kilometres of exploration concessions and mining leases located about 150 kilometres north of the capital city of Kunming in north central Yunnan Province and adjoins, along the southwest edge, the Dongchuan Copper Camp that has been mined continuously since the 1950's.

The Company's principal property in Peru is the Liam Gold-Silver Project located 190 kilometres northwest of the city of Arequipa. The Liam Gold-Silver Project is comprised of two parts, the Liam Core Zone containing four concessions totalling 3,500 hectares which is the subject of a joint venture with Newmont Peru S.R.L ("Newmont Peru"), and the Liam Regional Zone containing 219 concessions covering 190,087 hectares and a larger area of interest, which is the subject of a joint venture with Newmont Peru Limited ("Newmont Delaware").

The Boka Gold Project and the Liam Gold-Silver Project are the Company's material properties for the purpose of Form 44-101F3 under National Instrument 44-101.

The Company's Antay Porphyry Copper Project covers 53,000 hectares in southern Peru. The Company entered into an agreement with Anglo American Exploration Peru S.A. ("AAEP") under which AAEP can earn a 55% interest in the Antay Project by incurring exploration expenditures of US$5,000,000 over five years and an additional 15% interest by completing a bankable feasibility study within the next five years.

The Company owns 100% of the oxide-zinc-silver-lead properties known as the Accha-Yanque Project, comprised of the Accha and Yanque properties and a number of other properties within a 30 kilometre long belt , covering 16,500 hectares in southern Peru.

The Company is party to a 50/50 joint venture agreement with a subsidiary of Newmont Mining Corporation to explore an area of interest of approximately 76,000 square kilometres in Yunnan and Sichuan Provinces, China. Southwestern has also entered into other joint venture agreements with third parties and holds directly other properties in the Tintaya-Bambas copper-gold skarn/porphyry belt of southern Peru.

The Company holds 19.2% of Superior Diamonds Inc., which is listed on the TSX Venture Exchange (the "TSX Venture") and is a diamond exploration company with properties in Ontario and Quebec. In addition, the Company holds equit y interests in a number of other mineral exploration companies, all of which are listed on the TSX Venture or the TSX.

All of the Company's properties are at the exploration stage, without any commercially viable mineral deposits or reserves.

For further details about the Company's business, see "Item 3 - Business of the Issuer" contained in Southwestern's AIF and Material Change Reports which are incorporated by reference in this Prospectus.

7

RECENT DEVELOPMENTS

The Company has received drill results from the Boka Gold Project. The Company has also received mapping, trenching and sampling results from the Liam Gold-Silver Project and added an additional 97,000 hectares to the Liam Regional Zone which is part of the Liam Gold-Silver Project. Information respecting these projects are included in the Company's Material Change Reports incorporated by reference into this Prospectus and the Boka Report and the Liam Report referenced below.

The Company formerly held a 15.1% interest in Aurora Platinum Corp. ("Aurora"), previous ly a TSX Venture listed company exploring for nickel-copper-platinum-palladium as well as other metals in Canada (Ontario and Quebec). On July 1, 2005, the shares of Aurora were acquired by FNX Mining Company Inc. ("FNX"), a TSX listed company, in exchange for shares of FNX. As a result of this transaction, Southwestern was issued shares of FNX and now holds 519,507 FNX shares.

The Company announced its intention to acquire up to 2,000,000 common shares of the Company during the period between May 27, 2005 and May 26, 2006 pursuant to a normal course issuer bid (the "Normal Course Issuer Bid "). To the date of this Prospectus, the Company has not acquired any shares pursuant to the Normal Course Issuer Bid.

BOKA GOLD PROJECT

The Company's principal resource property in China , the Boka Gold Project, is located in Yunnan Province, China.

On November 25, 2002, Canadian Southwest Gold Inc. ("CSG"), a wholly owned subsidiary of the Company, signed a joint venture agreement (the "JV Agreement") with Brigade 209 of the Nuclear Industry of Yunnan Province, China ("Team 209") regarding the Boka Gold Project. Team 209 and CSG established a joint venture company (the "JV Company") to hold and operate the Boka Gold Project. Under the terms of the JV Agreement, CSG earned a 90% interest in the JV Company by contributing US$4,010,000 to the JV Company and making a payment equivalent to US$1.7 million to Team 209. Team 209 retains a 10% carried interest and the JV Company is the operator of the project. Any additional contributions to the JV Company are to be made by CSG with no further contributions being required from Team 209.

Boka Report

The following technical disclosure is derived from a report entitled "Southwestern Resources Corporation -Boka Gold Project, Yunnan Province P.R.C." (the "Boka Report") dated September 20, 2005 prepared by L.D.S. Winter, P.Geo, an independent qualified person as defined by National Instrument 43-101- "Standards of Disclosure for Mineral Projects" ("NI 43-101").

The Boka Gold Project is located in the Yunnan - Guizhou plateau within the Chang Jiang (Yangze) drainage area. The Property is located on the western edge of a north-south trending plateau bounded by the Xiaojiang River to the east and the Jin Sha Jiang River, the main upper tributary of the Yangze, to the west. The plateau between these two rivers has an elevation of approximately 1900 metres and the main activity in the Boka Gold Project, at the present time, is concentrated along the western edge of the plateau. The main zones of gold mineralization identified to date outcrop along the western edge of the plateau between approximately 1600 metres to 1850 metres elevation (the "Mineralized Horizon").

The work to date on the Boka Property, and in particular, the on-going drilling program, is indicating the presence of a robust mineralizing event that has developed the gold mineralization within the Mineralized Horizon. Drilling has been concentrated in three areas, Boka 1 North, Boka 1 South and Boka 7, over a total strike length of almost four kilometres. This four kilometre strike length is in the central and southern part of a total strike length of about eight kilometres on the Property where gold mineralization has been identified. A significant, on-going drill program will be required to ultimately evaluate the total strike length of the zone as well as the down-dip potential.

8

The JV Company has increased the size of the drilling program to go to a pre-feasibility study and has embarked on environmental and additional engineering studies. The Boka Report recommends that the expanded program be continued. The proposed program is as follows:

  completion of detailed drilling of Boka 1 North and Boka 1 South to meet the requirements for a pre-feasibility study;
  drilling of Boka 7;
  drilling of deep step-out holes to test deep Transient Electromagnetic ("TEM") anomalies,;
  follow-up work on Boka 21, Boka 22, Boka 23 and Boka 24 soil geochemical anomalies;
  TEM survey between Boka 1 South and Boka 7;
  continue geophysical surveys; and
  continue evaluation of the mineralization and the general geological environment.

For further information, refer to the Boka Report filed under the Company's profile on SEDAR (at www.sedar.com).

Hatch Report

The Company received a report dated June 30, 2005 (the "Hatch Report") entitled "Southwestern Resources Corp. - Preliminary Assessment, Boka Deposit , Yunnan Province, P.R.C.". The report was prepared by C.L.B. Grant, P.Eng. and Paul A.J. Hosford, P.Eng., employees of Hatch Limited, each of whom is an independent qualified person as defined by NI 43-101. The Hatch Report was prepared for the purpose of assessing a potential resource based upon a small number (67) of drill holes. The Hatch Report calculated resource estimates as described in the Report. The Company views these resource calculations as being preliminary in nature and is conducting further exploration to develop a larger base for the calculation of resources for the Property.

For further information, refer to the Hatch Report filed under the Company's profile on SEDAR (at www.sedar.com).

LIAM GOLD-SILVER PROJECT

The Company's principal resource property in Peru, the Liam Gold-Silver Project, is located 190 kilometres northwest of the city of Arequipa. The Liam Gold-Silver Project is comprised of two parts, the Liam Core Zone containing four concessions totalling 3,500 hectares and the Liam Regional Zone currently containing 219 concessions covering 190,087 hectares within a larger area of interest. The concessions in the two zones are held by either Minera del Suroeste S.A.C. ("Misosa"), an affiliate of Southwestern, or Newmont Peru.

Misosa and Newmont Peru entered into an option agreement (the "Option Agreement") regarding the Liam Core Zone. The Company and Newmont Delaware entered into a joint venture agreement (the "Joint Venture Agreement") regarding the Liam Regional Zone (the "Regional Joint Venture"). Both agreements are dated November 14, 2003.

9

Liam Core Zone

Under the terms of the Option Agreement, Newmont Peru can earn a 50% interest in the Liam Core Zone by spending US$5 million over three years, with a minimum annual expenditure of US$1 million, which must include 5,000 metres of drilling annually. Newmont Peru has the option to earn an additional 10% interest in the Liam Core Zone by producing a positive feasibility study, and a further 10% interest (for a total of 70%) by funding all the costs to place the property into commercial production. If Newmont Peru exercises all options it will be entitled to receive 90% of distributable profits until it has been reimbursed for all costs incurred during the funding option, while the remaining 10% of profits will be distributable to the parties pro rata.

Liam Regional Zone and Area of Interest

Under the terms of the Joint Venture Agreement, the Company and Newmont Delaware each contributed mineral concessions they own and each has an undivided 50% participating interest in the Liam Regional Zone. Misosa is the operator of the Regional Joint Venture, with both parties funding 50% of the initial US$5 million of expenditures over a five-year period. If the technical committee formed under the Regional Joint Venture determines that any project within the Area of Interest, based on a preliminary scoping study of its tonnage, ore grade, initial metallurgy or initial economic valuation, constitutes a viable exploration project then Newmont Delaware has the right to earn up to a 70% interest in the Regional Joint Venture by producing a positive feasibility study and funding costs to commercial production. Newmont Delaware also has similar preferential rights to distributable profits as those specified for the Liam Core Zone.

Liam Report

The following technical disclosure is derived from a report entitled "Southwestern Resources Corp - Liam Gold-Silver Project - Department of Cusco, Peru" (the "Liam Report") dated September 17, 2005 prepared by L.D.S. Winter, P.Geo, an independent qualified person as defined by NI 43-101.

Liam Core Zone

There have been mapping, sampling and four drilling programs conducted in the Liam Core Zone. These programs have identified gold-silver mineralization in the Cerro Crespo and Cerro Queshca areas. Newmont Peru is in the process of completing the second year of its earn-in in the Liam Core Zone.

Liam Regional Zone

The Liam Regional Zone represents a significant land position in a high interest area based on regional considerations and satellite imagery. The 2004 and 2005 Regional programs of geological mapping and prospecting, trenching and sampling carried out by the Regional Joint Venture have identified six new areas of gold-silver mineralization: the Astana - Farallon, Ibel, Teton, Careli, Huacallo and Esquinas. Drilling is planned for the Astana-Farallon and Careli Zones in the near future.

The Liam Regional Zone is being explored by the Regional Joint Venture, with Misosa as manager. Newmont Delaware and Southwestern each have a 50% interest and are required to fund their respective interests. The Regional Joint Venture currently has a budget of US$2,000,000 for 2005 as agreed at the Regional Joint Venture meeting in March 2005. Southwestern is required to provide 50% of this amount - US$1,000.000. The Regional Joint Venture is contemplating a budget of US$3,000,000 for 2006 to be used for further exploration, including drilling. Southwestern is required to provide 50% of this amount - US$1,500.000.

For further nformation on the Liam Gold-Silver Project, refer to the Liam Report filed under the Company's profile on SEDAR (at www.sedar.com).

10

CHANGES IN SHARE CAPITAL

The following table sets forth the Company's consolidated capitalization as of the dates indicated, adjusted to give effect to the material changes in the share capital of the Company since December 31, 2004, the date of the audited consolidated financial statements of the Company's most recently completed reporting financial year. The table should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto and management's discussion and analysis, and the unaudited interim consolidated financial statements of the Company for the six month period ended June 30, 2005, incorporated by reference into this Prospectus.

(In thousands, except share capital)

	As at December 31, 2004(1)	As at June 30, 2005 Before Giving Effect to the Offering(2)	As at June 30, 2005 After Giving Effect to the Offering(2)(3)(4)(5)(7) (2,000,000 Shares)	As at June 30, 2005 After Giving Effect to the Offering(2)(3)(4)(6)(7) (2,817,500 Shares)
Common Shares	$149,476 (42,786,174 shares)	$149,883 (43,006,174 shares)	$171,183 (45,006,174 shares)	$180,012 (45,823,674 shares)
Contributed Surplus	$14,880	$19,137	$19,137	$19,137
Deficit	($83,800)	($90,480)	($90,480)	($90,480)
Total Capitalization	$80,556	$80,638	$99,840	$108,669

_______________

(1)

Excludes 2,702,000 stock options outstanding as at December 31, 2004.

(2)

Excludes 3,710,000 stock options outstanding as at June 30, 2005.  Options for the purchase of 1,248,500 shares were granted, 220,000 options were exercised and 20,500 options were cancelled during the period from January 1, 2005 to June 30, 2005.

(3)

After deducting the Underwriters' Fee and expenses of the Offering estimated in the aggregate to be approximately $300,000.

(4)

Excludes 57,848 shares issued to Anglo American Exploration BV and 60,000 options exercised between July 1, 2005 and September 29 , 2005.

(5)

Assumes the Underwriters' Option and the Over Allotment Option are not exercised.

(6)

Assumes the Underwriters' Option and the Over-Allotment Option are exercised.

(7)

The Company announced its intention to purchase up to 2,000,000 common shares pursuant to the Normal Course Issuer Bid.  To the date of this Prospectus, there have not been any common shares repurchased.

USE OF PROCEEDS

Southwestern intends to allocate approximately US$15 million of the net proceeds of the Offering to further exploration and development of the Boka Gold Project and approximately US$1.5 million towards exploration and development of the Liam Gold-Silver Project. The balance of the proceeds will be applied toward exploration and acquisitions elsewhere in China and Peru in such amounts as may be determined by management of the Company and used for general corporate purposes. The net proceeds from any exercise of the Underwriters' Option (up to $4,860,000) or the Over-Allotment Option (up to $3,969,000) will be added to the Company's general working capital.

The amount and timing of the use of proceeds will depend on various factors, including the price of gold and exploration results. Future results from ongoing exploration activities or other sound business reasons may make it desirable for Southwestern to re-allocate some or all of the proceeds of this Offering.

Pending expenditure, Southwestern intends to invest the proceeds of the Offering in short term investment grade items, such as money market instruments or treasury bills.

11

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated September 23, 2005 between Southwestern and the Underwriters, the Underwriters have agreed to purchase, subject to compliance with all necessary legal requirements and with the terms and conditions of the Underwriting Agreement, on October 11, 2005 or on such other date as Southwestern and the Underwriters may mutually agree (provided such date is not more than 42 days after the date of the final receipt for this Prospectus), all of the 2,000,000 Offered Shares offered hereby, at a price of $10.80 per Offered Share for total consideration of $21,600,000 payable in cash against delivery of a share certificate or share certificates representing such Offered Shares. The offering price of $10.80 per Offered Share was determined by negotiation between Southwestern and the Underwriters. Southwestern has agreed to pay to the Underwriters a fee equal to $0.54 per Offered Share (5% of the issue price) and expenses in consideration of services rendered by the Underwriters in connection with the Offering.

Southwestern has granted to the Underwriters an Underwriters' Option to purchase up to an additional 450,000 Option Shares at a price of $10.80 per Option Share, such Underwriters' Option being exercisable in whole or in part until 48 hours prior to the closing time on the Closing Date.

Southwestern has also granted to the Underwriters the Over-Allotment Option to purchase up to an additional 367,500 Over-Allotment Shares, representing 15% of the aggregate Offered Shares issued pursuant to the Offering and the Option Shares issued upon exercise of the Underwriters' Option, at a price of $10.80 per Over-Allotment Share. The Over-Allotment Option is exercisable in whole or in part at any time on or before the 30th day from the Closing Date.

If the Underwriters' Option and the Over-Allotment Option are fully exercised, the cumulative proceeds from the public offering, Underwriters' fee and net proceeds (excluding expenses of the Offering estimated to be $300,000) to the Company will be $30,429,000, $1,521,450 and $28,907,550, respectively.

Two of Southwestern's directors and officers (John Paterson and Daniel Innes) will agree, prior to the Closing Date, not to sell, or agree to sell (or announce any intention to do so), any common shares or securities exchangeable or convertible into common shares of the Company for a period of 90 days from the Closing Date without the prior written consent of Raymond James, on behalf of the Underwriters, such consent not to be unreasonably withheld.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares offered hereby if any of such Offered Shares are purchased under the Underwriting Agreement. Under the terms of the Underwriting Agreement, the Underwriters and their broker/dealer affiliates may be entitled to indemnification by the Company against certain liabilities, including liabilities for misrepresentation in this Prospectus and liabilities under the United States securities laws.

The Company has agreed in favour of the Underwriters that, prior to Closing and for a period of 90 days from Closing, it will not offer, issue, contract to issue common shares or offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contact to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, common shares of the Company or any securities convertible into or exercisable or exchangeable for common shares, or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of common shares or such other securities, without the prior consent of Raymond James, on behalf of the Underwriters, which consent will not be unreasonably withheld, provided that the foregoing restrictions do not apply to any issuance of common shares by the Company pursuant to presently outstanding options granted pursuant to the Company's stock option plan or other outstanding rights and contractual obligations.

The Company has applied to the TSX to list the Offered Shares to be distributed hereunder. Listing of the Offered Shares on the TSX will be subject to the Company fulfilling all listing requirements of the TSX.

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Pursuant to policies of certain securities regulators, the Underwriters may not, throughout the period of distribution under this Prospectus, bid for or purchase common shares of the Company. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stablization and passive market making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. The Company has been advised that, in connection with the offering and subject to the foregoing, the Underwriters may over-allot or effect transactions intended to stabilize or maintain the market price of the common shares at levels above that which would otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and, subject to certain exceptions, may not be offered or sold within the United States or to "U.S. Persons" (as defined in Regulation S under the 1933 Act). The Underwriter has agreed that it (or such U.S. affiliate of the Underwriter which conducts U.S. offers and sales) will not offer or sell the Offered Shares within the United States except in accordance with exemptions from the registration requirements under the 1933 Act. The Underwriting Agreement provides that the Underwriter (or such U.S. affiliates) will offer and sell the Offered Shares outside the United States only in accordance with Regulation S under the 1933 Act. The Underwriter has agreed that, except as permitted by the Underwriting Agreement, it (or such U.S. affiliates) will not offer to sell the Offered Shares within the United States or to U.S. Persons. In addition, until 40 days after the commencement of this Offering, an offer or sale of the Offered Shares within the United States by a dealer (whether or not participating in this Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from such registration requirements.

DESCRIPTION OF COMMON SHARES

The authorized share capital of Southwestern consists of an unlimited number of common shares without par value. As of the date of this Prospectus, there are 43,124,022 common shares issued and outstanding.

The holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company. The common shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the common shares and they are not liable to further calls or to assessment by the Company. The Company's Articles provide that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than 66 2/3% of the votes cast in person or by proxy by holders of shares of that class.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Thorsteinssons LLP, special counsel to the Company, the following is, as of the date of this Prospectus, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to holders of Common Shares acquired under the Offering. This summary applies to holders who, for the purposes of the Tax Act are residents in Canada or the United States and who: (i) deal at arm's length and are not affiliated with the Company; (ii) are not "financial institutions " as defined in the Tax Act for purposes of the mark-to-market rules; (iii) are not "specified financial institutions" as defined in the Tax Act; and (iv) hold their Common Shares as capital property. Such securities will generally be "capital property" to a holder unless they are held in the course of carrying on a business of trading or dealing in securities or have been acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders who are resident in Canada for purposes of the Tax Act and who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Holders of Common Shares contemplating making the election permitted by subsection 39(4) of the Tax Act should consult their own independent tax advisors.

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This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals (the "Proposed Amendments") to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Income Tax Convention (1980) (the "Convention"), and counsel's understanding of the current published administrative and assessing practices of the Canada Revenue Agency. No assurance can be given that the Proposed Amendments will be enacted in their current proposed form, if at all; however, the Canadian federal income tax considerations generally applicable to holders with respect to the Common Shares will not be different in a material adverse way if the Proposed Amendments are not enacted. This summary does not take into account or anticipate any other changes to the law, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Therefore, holders should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

The following discussion applies to a holder (a "Canadian Holder") of Common Shares who, at all relevant times, is or is deemed to be resident in Canada for purposes of the Tax Act.

Dividends

Dividends received or deemed to be received on the Common Shares will be included in computing the Canadian Holder's income. In the case of an individual Canadian Holder such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from taxable Canadian corporations (as defined in the Tax Act). Dividends received by a corporation on the Common Shares must be included in computing its income but generally will be deductible in computing its taxable income. Private corporations (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Disposition of Common Shares

A disposition or deemed disposition by a Canadian Holder of Common Shares will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Canadian Holder's adjusted cost base of the Common Shares. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading "Capital Gains and Losses".

Capital Gains and Losses

Upon a disposition (or a deemed disposition) of a Common Share, a Canadian Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such share to the Canadian Holder. One-half of any capital gain will be included in income as a taxable capital gain and taxed at ordinary marginal rates. One-half of any capital loss may normally be deducted as an allowable capital loss against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the provisions of the Tax Act in that regard.

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The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance prescribed by the Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns such shares.

A Canadian Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year which will include taxable capital gains. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation. Individuals (other than certain trusts) may be subject to alternative minimum tax in respect of realized capital gains.

Holders Resident in the United States

The following summary is generally applicable to holders who (i) for the purposes of the Tax Act have not been and will not be deemed to be resident in Canada at any time while they hold Common Shares and who do not use or hold the Common Shares in carrying on a business in Canada; and (ii) are residents of the United States for purposes of the Convention ("U.S. Holders"). Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer carrying on business in Canada and elsewhere.

Dividends paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Holder will, in accordance with the Convention, generally be subject to Canadian withholding tax at the rate of 15%. This rate is reduced to 5% in the case of a U.S. Holder that is a corporation that owns beneficially at least 10% of the voting stock of the Company.

A U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain arising on a disposition or deemed disposition of Common Shares unless the Common Shares constitute "taxable Canadian property" of the U.S. Holder within the meaning of the Tax Act and the U.S. Holder is not entitled otherwise to relief under the Convention. Generally, Common Shares will not constitute taxable Canadian property of a U.S. Holder provided that (i) the Common Shares are listed on a prescribed stock exchange (which includes the TSX) for the purposes of the Tax Act at the time of disposition; and (ii) at no time during the 60 month period immediately preceding the disposition of the Common Shares were 25% or more of the issued shares of any class or series of the capital stock of the Company owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm's length, or by the U.S. Holder together with such persons.

Under the Convention, capital gains derived by a U.S. Holder from the disposition of Common Shares which constitute taxable Canadian Property to the U.S. Holder, generally will not be taxable in Canada unless the value of the Company's shares is derived princ ipally from real property situated in Canada.

A disposition or deemed disposition of Common Shares by a U.S. Holder whose Common Shares are taxable Canadian property and who is not entitled to an exemption under the Convention will give rise to a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, less the reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares to the U.S. Holder at the time of the actual or deemed disposition. Generally, one-half of any capital gain realized will be required to be included in income as a taxable capital gain and taxed at ordinary marginal rates. One-half of any capital loss will be deductible, subject to certain limitations, aga inst taxable capital gains in the year of disposition or the three preceding years or any subsequent year in accordance with the detailed provisions in the Tax Act.

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RISK FACTORS

Investment in securities of Southwestern involves a significant degree of risk and should be considered speculative due to the nature of Southwestern's business and the present stage of its development.

History of Net Losses; Uncertainty of Additional Financing

To date, the Company has had no revenue from the exploration activities on its properties. The Company has not yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

The Company has incurred losses in most years of its operations. The exploration of the Company's properties therefore depends on the Company's ability to obtain additional required financing. There is no assurance that the Company will be successful in obtaining the required financing, which could cause the Company to postpone its exploration plans or result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties as disclosed herein.

Possible Loss of Interests in Exploration Properties; Possible Failure to Obtain Mining Licenses

The agreements pursuant to which the Company acquired its interests in properties provide that the Company must make a series of cash payments over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures. If the Company fails to make such payments or expenditures in a timely fashion, the Company may lose its interest in those properties. Further, even if the Company does complete exploration activities, it may not be able to obtain the necessary licenses to conduct mining operations on the properties, and thus would realize no benefit from its exploration activities on the properties.

Mineral Exploration and Development Activities Inherently Risky

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in extraction operations and the conduct of exploration programs. Although the Company carries liability insurance with respect to its mineral exploration operations, the Company may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. There are also physical risks to the exploration personnel working in the rugged terrain of Peru and China, often in poor climate conditions.

Previous mining operations may have caused environmental damage at certain of the Company's properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

If any of the Company's properties is found to have commercial quantities of ore, the Company would be subject to additional risks respecting any development and production activities.

Company at Exploration Stage Only; No Experience in Placing Properties into Production

The Company has no experience in placing mineral deposit properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. At present, none of the Company's personnel have any experience in actually operating mines. There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places mineral deposit properties into production.

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Repatriation of Earnings

Peru has no limitation on profit or capital remittances to foreign shareholders provided that all applicable Peruvian taxes have been paid. However, there can be no assurance that additional restrictions on the repatriation of earnings in Peru will not be imposed in the future.

Chinese regulations provide that, subject to payment of applicable taxes, foreign investors may remit out of China, in foreign exchange, profits or dividends derived from a source within China. Remittance by foreign investors of any other amounts (including, for instance, proceeds of sale arising from a disposal by a foreign investor of any of his investment in China) out of China is subject to the approval of the State Administration of Exchange Control or its local branch office. No assurance can be given that such approval would be granted if the Company disposes of all or part of its interest in the Boka Gold Project. Further, there can be no assurance that additional restrictions on the repatriation of earnings in China will not be imposed in the future.

Foreign Currency Fluctuations

The Company carries out exploration activities in Peru and China that render it subject to foreign currency fluctuations. While the Company minimizes the risks associated with foreign currency fluctuations by holding essentially all of its cash and short-term investments in U.S. and Canadian dollars rather than the local currencies, to the extent that its operations in those countries are carried out using the local currency, any appreciation of such local currency relative to the U.S. and Canadian dollar could have an adverse impact on the financial position of the Company. Since the Company's financial results are reported in Canadian dollars, its financial position and results are impacted by exchange rate fluctuations between the Canadian and U.S. dollars.

Political Investment Risk; Political Instability in Developing Countries

The Company's mineral interests are in countries that may be affected by varying degrees of political instability and the policies of other nations in respect of these countries. These risks and uncertainties include military repression, political and labour unrest, extreme fluctuations in currency exchange rates, high rates of inflation, terrorism, hostage taking and expropriation.

The Company's mining, exploration and development activities may be affected by changes in government, political instability and the nature of various government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business and/or its holdings. Operations may be affected in varying degrees by government regulations with respect to restrictio ns on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and safety factors. The Company's operations in Peru and China entail significant governmental, economic, social, medical and other risk factors common to all developing countries. See "Economic Uncertainty in Developing Countries". The status of Peru and China as developing countries may make it more difficult for the Company to obtain any required financing because of the investment risks associated with these countries.

Economic Uncertainty in Developing Countries

The Company's operations in Peru and China may be adversely affected by economic uncertainty characteristic s of developing countries. For example, Peru has experienced high rates of inflation for many years. There can be no assurance that any governmental action to control inflationary or deflationary situations will be effective in ensuring economic stability, or that future governmental actions will not trigger inflationary or deflationary cycles. Additionally, changes in inflation or deflation rates and governmental actions taken in response to such changes can also affect currency values in such countries. Any such changes could have a material adverse effect on the Company's results of operations and financial condition.

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Operations in China are subject to risks relating to China's relatively recent transition to a market economy administered by a socialist government. While China has recently permitted private economic activities, the government of China has exercised and continues to exercise substantial control over virtually every sector of China's economy through regulation and state ownership. The Company's prospects, results of operations and financial condition may be adversely affected by political, economic and social uncertainties in China, changes in China's leadership, diplomatic developments and changes or lack of certainty in the laws and regulations of China.

Operations in Peru are also subject to risk. Peru's fiscal regime is generally favourable to the mining industry and has been relatively stable over the past ten years or so, but there is a risk that this could change in a relatively short period of time. In addition, labour in Peru is customarily unionized and there are risks that labour unrest or wage agreements may impact operations. The Company believes that the current conditions in Peru are relatively stable and conducive to conducting business, however, its current and future mineral exploration activities could be impacted by political or economic developments.

Current Mineral Exploration Conditions

The current infrastructure in China may not be adequate to support the Company's planned activities. For example, water supply, electricity supply and transportation accessibility are presently satisfactory at the Boka Gold Project, however, their continued reliability, or the ability of the appropriate authorities to maintain these utilities, is undetermined. In addition, there could be technical risks associated with exploration at the Boka Gold Project, including, but not limited to, failure of the leach ponds and the system of tunnels excavated by previous mining operations. These risks could result in increased operating costs.

Similarly, in Peru, while the current infrastructure is adequate to support the Company's activities at its properties, the infrastructure at the Liam Property in particular will require augmentation if advanced exploration or development is undertaken.

Title Risks

The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. The Company has conducted an internal investigation of title to its significant resource properties. Based on a review of records maintained by the relevant government agencies in each country in which the Company has properties, and, based upon legal opinions prepared for the Company in the case of the Boka Gold Project and the Liam Gold-Silver Project, its resource properties or interests therein are registered or are in the process of being registered in the name of the Company, its appropriate joint venture partner, the property vendor, and in the case of the Boka Gold Project in the name of the JV Company, or a combination thereof. There is no guarantee of title to any of the Company's properties. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Title may be based upon interpretation of a country's laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change. The Company has not surveyed the boundaries of any of its mineral properties and consequently the boundaries of the properties may be disputed.

Specific Risks Associated with Title to and Future Development of the Boka Gold Project

While the JV Company is authorized to explore for gold on the Boka Gold Project, it is required to obtain further approvals from regulatory authorities in China in order to explore for minerals other than gold or to conduct mining operations. The laws of China governing the establishment of joint venture companies are ambiguous, inconsistently applied and subject to reinterpretation or change. While the Company believes that the JV Company has been properly established and the Company has taken the steps necessary to obtain its interest in the Boka Gold Project, there can be no guarantee that such steps will be sufficient to preserve the Company's interests in the project.

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Risks Associated with Joint Venture Agreements

The Company operates in China through a joint venture with a government controlled entit y. Although this connection benefits the Company in some respects, there is a substantial inequality with respect to the influence of the respective joint venture parties with the various levels of government. The government holds a substantial degree of subjective control over the application and enforcement of laws and the conduct of business. This inequality would become particularly detrimental if a business dispute arose between joint venture parties. The Company sought to mitigate this risk by including an international arbitration clause in the Boka JV Agreement and will endeavour to maintain positive relations with both its joint venture partner and local governments, but there can be no guarantee that these measures will be sufficient to protect the Company's interests in China.

In addition to the risks inherent in doing business with government controlled entities, the Company's interests in its various properties in China and Peru are also subject to the risks normally associated with the conduct of joint and cooperative ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of its interests held through joint or cooperative ventures, which could have a material adverse impact on the Company's business prospects, results of operations and financial condition: (i) disagreements with joint or cooperative venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Third Party Reliance

The Company's rights to acquire an interest in certain resource properties may have been granted by third parties who themselves hold only a lease or an option to acquire such properties. If such persons fail to fulfill their obligations, the Company could lose its interest in the property and may have no meaningful recourse, as it does not have any direct contractual arrangements with the underlying property holders. Where the Company's interests in resource properties are managed or operated by third parties, the Company's interests may be adversely affected in the event such third parties mismanage the operations being carried out on such properties.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company has received all necessary permits for the exploration work it is presently conducting, however such permits are, as a practical matter, subject to the discretion of government authorities and there can be no assurance that the Company will be successful in maintaining such permits. Further, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilitie s and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

Failure to comply with applicable la ws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penaltie s imposed for violations of such laws, regulations and permits. The Company is not currently covered by any form of environmental liability insurance. See "Insurance Risk", below.

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The implementation by the United States Securities and Exchange Commission of requirements for procedures regarding internal controls, pursuant to Section 404 of the Sarbanes-Oxley Act, imposes substantial obligations on the Company and there can be significant consequences of non-compliance.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Insurance Risk

No assurance can be given that insurance to cover the risks to which the Company's activities are subject will be available at all or at commercially reasonable premiums. The Company currently maintains insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development. As noted above, the Company carries liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of political risk insurance or any form of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

Competition

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Company conducts operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Fluctuation of Mineral Prices

Factors beyond the control of the Company may affect the marketability of any ore or minerals discovered at and extracted from the Company's properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

Dependence on Key Management and Employees

The Company's development depends on the efforts of key members of management and employees. Loss of any of these people could have a material adverse effect on the Company. The Company does have consulting agreements with its key employees, which provide, among other things, that either party may terminate on 30 days notice. The Company does not have key man insurance with respect to any of its key employees.

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Enforcement of Judgments

Since essentially all of the Company's assets are located outside of Canada, there may be difficulties in enforcing any judgments obtained in Canadian courts.

Conflicts

Certain of the directors of the Company also serve as directors of other companies involved in mineral resource exploration and development and, to the extent that such other companies may participate in ventures in which the Company may participate, there exists the possibility for such directors to be in a position of conflict. In accordance with the laws of British Columbia, directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In addition, such directors will declare and abstain from voting on any matter in which such directors may have a conflict of interest.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, including the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Dividends Unlikely

The Company has not paid any dividends since the date of its incorporation, and it is not anticipated that dividends will be declared in the short or medium term.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Southwestern are Deloitte & Touche LLP, Chartered Accountants, 1055 Dunsmuir Street, Suite 2800, P.O. Box 49279 Four Bentall Centre, Vancouver, British Columbia, V7X 1P4. The registrar and transfer agent for the common shares in Canada is Computershare Trust Company of Canada at its principal offices in Vancouver and Toronto.

LEGAL MATTERS

Certain Canadian legal matters in connection with this Offering will be passed upon by DuMoulin Black LLP on behalf of Southwestern and by McCullough O'Connor Irwin LLP on behalf of the Underwriters and by Thorsteinssons LLP with respect to certain Canadian tax matters. As at the date hereof, the Company is advised that the partners and associates of DuMoulin Black LLP, as a group, the partners and associates of the Underwriters' counsel, as a group, and the partners and associates of Thorsteinssons LLP, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding common shares. W. David Black, a director of the Company, is an associate counsel with the firm of DuMoulin Black LLP, counsel to the Company.

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EXPERTS

Information of an economic (including economic analysis), scientific or technical nature in respect of the Company's mineral projects and properties is contained in this Prospectus based upon the following:

1.

Technical Report entitled "Southwestern Resources Corp. - Boka Gold Project, Yunnan Province P.R.C." dated September 20, 2005 was prepared by L.D.S. Winter, P. Geo, an independent consulting geologist and a "qualified person" for the purposes of NI 43-101;

2.

Technical Report entitled "Southwestern Resources Corp. - Liam Gold-Silver Project, Department of Cusco Peru" dated September 17, 2005 was prepared by L.D.S. Winter, P. Geo, an independent consulting geologist and a "qualified person" for the purposes of NI 43-101; and

3.

Technical Report entitled "Southwestern Resources Corp. - Preliminary Assessment, Boka Deposit Yunnan Province, P.R.C." dated June 30, 2005 was prepared by C.L.B. Grant, P.Eng. and Paul A.J. Hosford, P.Eng., employees of by Hatch Limited ("Hatch"), each of whom is an independent consulting geologist and a "qualified person" for the purposes of NI 43-101.

The audited financial statements incorporated by reference into this Prospectus have been included in reliance upon the report of Deloitte & Touche LLP, Chartered Accountants, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

The above noted experts, excluding Deloitte & Touche LLP, Chartered Accountants, as a group, have advised the Company that they beneficially own, directly or indirectly, less than one percent of the outstanding common shares.  Deloitte & Touche LLP has advised the Company that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of the securities acts administered by the United States Securities and Exchange Commission and the Independence Standards Board.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in British Colu mbia, Alberta, Manitoba and Ontario provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In British Columbia, Alberta, Manitoba and Ontario, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. Purchasers should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

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AUDITORS' CONSENT

CONSENT OF

DELOITTE & TOUCHE LLP

We have read the preliminary short form prospectus of Southwestern Resources Corp. (the "Company") dated September 23, 2005 qualifying the distribution of 2,000,000 common shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. Our report is dated February 25, 2005.

Vancouver, British Columbia
September 23, 2005

Chartered Accountants

23

CERTIFICATE OF SOUTHWESTERN RESOURCES CORP.

Dated: September 23, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Manitoba and Ontario.

(Signed) John G. Paterson President and Chief Executive Officer	(Signed) Parkash K. Athwal Chief Financial Officer

On behalf of the Board of Directors

(Signed) W. David Black Director	(Signed) Daniel G. Innes Director

24

CERTIFICATE OF THE UNDERWRITERS

Dated: September 23, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities egislation of the Provinces of British Columbia, Alberta, Manitoba and Ontario.

RAYMOND JAMES LTD.

(Signed) JOHN MURPHY

Managing Director

OCTAGON CAPITAL CORPORATION

(Signed) PETER WINNELL

Vice Chairman

HAYWOOD SECURITIES INC. (Signed) Cliff Rich Vice-President of Corporate Finance	CANACCORD CAPITAL CORPORATION (Signed) James M. Brown Managing Director

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws.  Accordingly, the securities may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.  This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or its territories or possessions or to U.S. persons.  See "Plan of Distribution".

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Southwestern Resources Corp. at Suite 1650 - 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6 (Telephone (604) 669-2525).

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Short Form Prospectus

New Issue

September 30 , 2005

SOUTHWESTERN RESOURCES CORP.

$21,600,000

2,000,000 Offered Shares

This short form prospectus ("Prospectus") qualifies for distribution (the "Offering") 2,000,000 common shares (the "Offered Shares") of Southwestern Resources Corp. ("Southwestern" or the "Company") at a price of $10.80 per Offered Share pursuant to an underwriting agreement (the "Underwriting Agreement") dated September 23, 2005 between Southwestern, Raymond James Ltd. ("Raymond James"), Octagon Capital Corporation ("Octagon"), Haywood Securities Inc. ("Haywood") and Canaccord Capital Corporation ("Canaccord Capital") (collectively, Raymond James, Octagon, Haywood and Canaccord Capital are referred to as the "Underwriters").  This Prospectus also qualifies the granting of the Underwriters' Option and the Over-Allotment Option (each as hereinafter defined) and the issuance and transfer of up to 817,500 shares issued on the exercise thereof.

The offering price of $10.80 per Offered Share was determined by negotiation between Southwestern and the Underwriters.  The common shares of the Company are traded on The Toronto Stock Exchange (the "TSX") under the symbol "SWG".  The price of the common shares as reported by the TSX at the close of business on September 29 , 2005 was $ 10.75 per common share.

2

_____________________________

Price: $10.80 per Offered Share

______________________________

	Price to the Public	Underwriters' Fee (1)	Net Proceeds to the Company (2)
Per Offered Share.................	$10.80	$0.54	$10.26
Total (3)(4)(5)..	$21,600,000	$1,080,000	$20,520,000

Note:

1)

A fee equal to 5% of the gross proceeds from the sale of the Offered Shares will be paid to the Underwriters upon completion of the Offering.  See "Plan of Distribution".

2)

Before deducting expenses of this Offering, estimated to be approximately $300,000, which will be paid from the net proceeds of the Offering.

3)

Southwestern has granted to the Underwriters an option (the "Underwriters' Option") to purchase up to an additional 450,000 Offered Shares ("the Option Shares") at a price of $10.80 per Option Share, such Underwriters' Option being exercisable in whole or in part until 48 hours prior to the closing time on the Closing Date.

4)

Southwestern has granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to 15% of the aggregate of the Offered Shares issued pursuant to the Offering and the Option Shares issued upon exercise of the Underwriters' Option, being up to an additional 367,500 Offered Shares (the "Over-Allotment Shares"), at a price of $10.80 per Over-Allotment Share, such Over-Allotment Option being exercisable in whole or in part at any time on or before the 30th day from the Closing Date.

5)

If the Underwriters' Option and the Over-Allotment Option are fully exercised, the cumulative gross proceeds, Underwriters' fee and net proceeds to the Company (excluding expenses of the Offering estimated to be $300,000) will be $30,429,000, $1,521,450 and $28,907,550, respectively.

Investing in the Offered Shares involves risks.  See "Risk Factors".

The Company has received conditional approval from the TSX to list the Offered Shares distributed under this Prospectus.  Listing will be subject to fulfilling all of the listing requirements of the TSX.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by Southwestern and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement as referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Southwestern by DuMoulin Black LLP, Vancouver and on behalf of the Underwriters by McCullough O'Connor Irwin LLP, Vancouver.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  Certificates representing the Offered Shares will be available for delivery at the closing of this Offering, which is expected to occur on or about October 11, 2005 (the "Closing Date") but in any event no later than 42 days following the date of a final receipt for the short form prospectus.  In accordance with applicable laws and policies, the Underwriters may effect transactions that stabilize or maintain the market price of the Company's common shares at a level other than that which might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time.  See "Plan of Distribution".

References to "$" in this Prospectus are to Canadian dollars, unless otherwise indicated.  References in this Prospectus to "US$" are to US dollars.  As of September 29 , 2005, the Bank of Canada noon rate of exchange between Canadian dollars and United States dollars was $1 = US$ 0.8529 .

TABLE OF CONTENTS

Page

DOCUMENTS INCORPORATED BY REFERENCE

1

ELIGIBILITY FOR INVESTMENT

3

FORWARD-LOOKING STATEMENTS

4

NAME AND INCORPORATION

5

INTERCORPORATE RELATIONSHIPS

5

SUMMARY DESCRIPTION OF BUSINESS

6

Recent Developments

7

Boka Gold Project

7

Liam Gold-Silver Project

8

CHANGES IN SHARE CAPITAL

10

USE OF PROCEEDS

10

PLAN OF DISTRIBUTION

11

DESCRIPTION OF COMMON SHARES

12

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

12

RISK FACTORS

15

AUDITORS, TRANSFER AGENT AND REGISTRAR

20

LEGAL MATTERS

20

EXPERTS

21

PURCHASERS' STATUTORY RIGHTS

21

AUDITORS' CONSENT

22

CERTIFICATE OF SOUTHWESTERN RESOURCES CORP.

23

CERTIFICATE OF THE UNDERWRITERS

24

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Southwestern, filed with the securities commissions in British Columbia, Alberta, Manitoba and Ontario, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.

Renewal Annual Information Form dated March 21, 2005 filed pursuant to National Instrument 44-101, including the management's discussion and analysis of financial condition and results of operations for the financial years ended December 31, 2004 and 2003 incorporated by reference therein (the "AIF");

A udited consolid ated financial statements of Southwestern for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' report thereon;

3.

Unaudited consolidated interim financial statements of Southwestern for the six month periods ended June 30, 2005 and 2004, together with the notes thereto, including the management's discussion and analysis of financial condition and results of operations for such periods;

4.

Management Information Circular dated March 21, 2005 prepared in connection with Southwestern's annual general meeting of shareholders held May 6, 2005 (excluding the composition of the compensation committee, the corporate governance disclosure and, under the heading "Executive Compensation", the report on executive compensation and the performance graph);

5.

Material Change Report dated January 18, 2005 respecting assay results from drill holes on the Boka 1 South Gold Zone, Boka Gold Project, China;

6.

Material Change Report dated January 19, 2005 respecting commencement of a pre-feasibility study on the Company's Accha-Yanque property in Peru;

7.

Material Change Report dated January 20, 2005 respecting the discovery of porphyry copper-gold mineralization in the Company's exploration concessions in the Tintaya-Bambas Copper-Gold Skarn/Porphyry Belt in southern Peru;

8.

Material Change Report dated March 16, 2005 respecting drill results from Cerro Crespo and Cerro Queschca in the Liam Core Zone and discovery of a gold zone in the Careli area and sampling results in the Astana and Farallon areas in the Liam Regional Zone;

9.

Material Change Report dated April 11, 2005 respecting diamond drill results from fourteen holes at Boka 1, Boka Gold Project, China;

10.

Material Change Report dated April 25, 2005 respecting assay results from five diamond drill holes at Boka 1, Boka Gold Project, China;

11.

Material Change Report dated May 25, 2005 respecting Southwestern's intentions to acquire up to 2,000,000 shares pursuant to a normal course issuer bid;

12.

Material Change Report dated June 30, 2005 respecting the appointment of Timo Jauristo as Vice President, Corporate Development;

13.

Material Change Report dated July 6, 2005 respecting assay results from thirteen diamond drill holes at Boka 1, Boka Gold Project, China;

14.

Material Change Report dated July 18, 2005 respecting the completion of a preliminary assessment on Boka 1, Boka Gold Project, China;

15.

Material Change Report dated August 31, 2005 respecting diamond drill results from eleven holes at Boka 1, Boka Gold Project, China;

16.

Material Change Report dated September 14, 2005 respecting the expansion of known gold-silver mineralization at Cerro Queschca within the Liam Core Zone and the acquisition of an additional 97,000 hectares of prospective ground; and

17.

Material Change Report dated September 21, 2005 respecting this Offering.

Comparative interim financial statements, comparative financial statements for a subsequent financial year together with the auditors' report, information circulars (excluding the composition of the compensation committee, the statement of corporate governance practices and, under the heading "Executive Compensation", the report on executive compensation and the performance graph) and material change reports (excluding confidential material change reports) filed by Southwestern with the securities commissions or similar authorities in the provinces of British Columbia, Alberta, Manitoba and Ontario subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus.

The above documents (or statements contained therein) incorporated by reference in this Prospectus are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in the short form prospectus or any other subsequently filed document that is also incorporated by reference in the short form prospectus.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this short form prospectus.

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in the provinces of British Columbia, Alberta, Manitoba and Ontario.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Southwestern Resources Corp. at Suite 1650, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6 (Telephone (604) 669-2525).

ELIGIBILITY FOR INVESTMENT

In the opinion of DuMoulin Black LLP, counsel to the Company, and McCullough O'Connor Irwin LLP, counsel to the Underwriters, based on legislation in effect as of the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the following statutes (and where applicable, the regulations thereunder) and in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies or goals, and, in certain cases, the filing of such policies or goals, an investment in the Offered Shares offered hereby would not be precluded under the following statutes:

Insurance Companies Act (Canada)	Insurance Act (Alberta)
Cooperative Credit Associations Act (Canada)	Loan and Trust Corporations Act (Alberta)
Pension Benefits Standards Act, 1985 (Canada)	Loan and Trust Corporations Act (Ontario)
Trust and Loan Companies Act (Canada)	Pension Benefits Act (Ontario)
Financial Institutions Act (British Columbia)	Trustee Act (Ontario)
Pension Benefits Standards Act (British Columbia)	The Insurance Act (Manitoba)
Alberta Heritage Savings Trust Fund Act (Alberta)	The Pension Benefits Act (Manitoba)
Employment Pension Plans Act (Alberta)	The Trustee Act (Manitoba)

In addition, in the opinion of Thorsteinssons LLP, special tax counsel to the Company, the Offered Shares, if issued on the date hereof, would be "qualified investments" under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.  On June 29, 2005 Bill c-43, An Act to implement certain provisions of the budget tabled in Parliament on February 23, 2005, received Royal Assent and was enacted as S.C. 2005, c. 30. Bill c-43 repeals the penalty tax imposed under the former Part XI of the Tax Act and, thus, eliminates the foreign property rules effective for months that end after 2004. As a result, effective January 1, 2005, the Offered Shares may be held by registered retirement savings plans, registered retirement income funds, and deferred profit sharing plans, without the application of the penalty tax of former Part XI of the Tax Act which would have historically applied if the Offered Shares had constituted "foreign property" under former Part XI ..

FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date of this Prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and other metals, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Southwestern to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in this Prospectus.  Although Southwestern has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

NAME AND INCORPORATION

Southwestern was incorporated as "Southwestern Gold Corporation" under the Company Act (British Columbia) on June 18, 1990, by the registration of its Memorandum and Articles.  The Company's name was changed on May 24, 2001 to its present name.

On April 23, 2004, the Company transitioned from the Company Act (British Columbia) to the new Business Corporations Act (British Columbia), whereupon its Memorandum and Articles became its Notice of Articles and Articles, respectively.  On June 3, 2004, the Company increased its authorized share capital to an unlimited number of common shares without par value, removed certain pre-existing provisions of the Notice of Articles and adopted new Articles.  The Company completed a subdivision of its issued capital on a two for one basis in June 2004.  All share figures provided in this Prospectus are on a post-subdivision basis.

The address of the registered and records office, as well as the Company's corporate head office and principal place of business, is Suite 1650 - 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6.  The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario.

INTERCORPORATE RELATIONSHIPS

The corporate structure of Southwestern, its active subsidiaries, the percentage ownership in such subsidiaries as at the date of this Prospectus and the jurisdiction of incorporation of such corporations as at December 31, 2004 are set out in the following chart.

		Southwestern Resources Corp. (British Columbia)
			100%
		Southwestern Gold (Bemuda) Limited (Bermuda)

100%		98%	100%	100%
Southwestern Gold (China) Inc. (Bahamas)	2%	Minera del Suroeste SAC (Peru)	Canadian Southwest Gold Inc. (Mauritius)	Southwest Minerals Inc. (Mauritius)

			90%	100%
			Yunnan Gold Mountain Mining Co. Ltd. (China)	Southwest Minerals (Yunnan) Inc. (China)

SUMMARY DESCRIPTION OF BUSINESS

Southwestern is a development stage mineral exploration company engaged in the identification, evaluation, acquisition and exploration of mineral properties with the potential to host gold, silver and base metals.  The Company's principal mineral property interests are in Peru and China.  The Company's common shares were listed on the TSX on May 31, 1994 and trade under the symbol "SWG".

The Company's principal property in China is the Boka Gold Project (the "Boka Gold Project") in Yunnan Province, in which it has earned interests under an agreement entered into in November 2002.  The Boka Gold Project covers an area of approximately 153 square kilometres of exploration concessions and mining leases located about 150 kilometres north of the capital city of Kunming in north central Yunnan Province and adjoins, along the southwest edge, the Dongchuan Copper Camp that has been mined continuously since the 1950's.

The Company's principal property in Peru is the Liam Gold-Silver Project located 190 kilometres northwest of the city of Arequipa.  The Liam Gold-Silver Project is comprised of two parts : the Liam Core Zone containing four concessions totalling 3,500 hectares which is the subject of a joint venture with Newmont Peru S.R.L ("Newmont Peru "); and the Liam Regional Zone containing 219 concessions covering 190,087 hectares and a larger area of interest which is the subject of a joint venture with Newmont Peru Limited ("Newmont Delaware").   Newmont Peru and Newmont Delaware are collectively referred to as Newmont.

The Boka Gold Project and the Liam Gold-Silver Project are the Company's material properties for the purpose of Form 44-101F3 under National Instrument 44-101.

The Company's Antay porphyry copper project (the "Antay Project") covers 53,000 hectares in southern Peru.  The Company , through a wholly-owned subsidiary, entered into an agreement with Anglo American Exploration Peru S.A. ("AAEP") under which AAEP can earn a 55% interest in the Antay Project by incurring exploration expenditures of US$5,000,000 over five years and purchasing US$5,000,000 worth of the Company's shares (57,848 shares have been issued to date).  AAEP can earn an additional 15% interest by completing a bankable feasibility study within the five year period following its earn-in of the 55% interest .

The Company owns 100% of the oxide-zinc-silver-lead properties known as the Accha-Yanque Project, comprised of the Accha and Yanque properties and a number of other properties within a 30 kilometre long belt, covering 16,500 hectares in southern Peru.

The Company , through a wholly-owned subsidiary, is party to a 50/50 joint venture agreement with a subsidiary of Newmont Mining Corporation to explore an area of interest of approximately 76,000 square kilometres in Yunnan and Sichuan Provinces, China.  Southwestern has also entered into other joint venture agreements with third parties and holds directly other properties in the Tintaya-Bambas copper-gold skarn/porphyry belt of southern Peru.

The Company holds 19.2% of Superior Diamonds Inc., which is listed on the TSX Venture Exchange (the "TSX Venture") and is a diamond exploration company with properties in Ontario and Quebec.  In addition, the Company holds equity interests in a number of other mineral exploration companies, all of which are listed on the TSX Venture or the TSX.

All of the Company's properties are at the exploration stage, without any commercially viable mineral deposits or reserves.

For further details about the Company's business, see "Item 3 - Business of the Issuer" contained in Southwestern's AIF and Material Change Reports which are incorporated by reference in this Prospectus.

RECENT DEVELOPMENTS

The Company has received drill results from the Boka Gold Project.  The Company has also received mapping, trenching and sampling results from the Liam Gold-Silver Project and added an additional 97,000 hectares to the Liam Regional Zone which is part of the Liam Gold-Silver Project.  Information respecting these projects are included in the Company's Material Change Reports incorporated by reference into this Prospectus and the Boka Report and the Liam Report referenced below.

The Company formerly held a 15.1% interest in Aurora Platinum Corp. ("Aurora"), previously a TSX Venture listed company exploring for nickel-copper-platinum-palladium as well as other metals in Canada (Ontario and Quebec).  On July 1, 2005, the shares of Aurora were acquired by FNX Mining Company Inc. ("FNX"), a TSX listed company, in exchange for shares of FNX.  As a result of this transaction, Southwestern was issued shares of FNX and now holds 519,507 FNX shares.

The Company announced its intention to acquire up to 2,000,000 common shares of the Company during the period between May 27, 2005 and May 26, 2006 pursuant to a normal course issuer bid (the "Normal Course Issuer Bid").  To the date of this Prospectus, the Company has not acquired any shares pursuant to the Normal Course Issuer Bid.

BOKA GOLD PROJECT

The Company's principal resource property in China, the Boka Gold Project, is located in Yunnan Province, China.

On November 25, 2002, Canadian Southwest Gold Inc. ("CSG"), a wholly owned subsidiary of the Company, signed a joint venture agreement (the "JV Agreement") with Brigade 209 of the Nuclear Industry of Yunnan Province, China ("Team 209") regarding the Boka Gold Project.  Team 209 and CSG established a joint venture company (the "JV Company") to hold and operate the Boka Gold Project.  Under the terms of the JV Agreement, CSG earned a 90% interest in the JV Company by contributing US$4,010,000 to the JV Company and making a payment equivalent to US$1.7 million to Team 209.  Team 209 retains a 10% carried interest and the JV Company is the operator of the project.  Any additional contributions to the JV Company are to be made by CSG with no further contributions being required from Team 209.

Boka Report

The following technical disclosure is derived from a report entitled "Southwestern Resources Corporation - Boka Gold Project, Yunnan Province P.R.C." (the "Boka Report") dated September 20, 2005 prepared by L.D.S. Winter, P.Geo, an independent qualified person as defined by National Instrument 43-101- "Standards of Disclosure for Mineral Projects" ("NI 43-101").

The Boka Gold Project is located in the Yunnan - Guizhou plateau within the Chang Jiang (Yangze) drainage area.  The Property is located on the western edge of a north-south trending plateau bounded by the Xiaojiang River to the east and the Jin Sha Jiang River, the main upper tributary of the Yangze, to the west.  The plateau between these two rivers has an elevation of approximately 1900 metres and the main activity in the Boka Gold Project, at the present time, is concentrated along the western edge of the plateau.  The main zones of gold mineralization identified to date outcrop along the western edge of the plateau between approximately 1600 metres to 1850 metres elevation (the "Mineralized Horizon").

The work to date on the Boka Property, and in particular, the on-going drilling program, is indicating the presence of a robust mineralizing event that has developed the gold mineralization within the Mineralized Horizon.  Drilling has been concentrated in three areas, Boka 1 North, Boka 1 South and Boka 7, over a total strike length of almost four kilometres.  This four kilometre strike length is in the central and southern part of a total strike length of about eight kilometres on the Property where gold mineralization has been identified.  A significant, on-going drill program will be required to ultimately evaluate the total strike length of the zone as well as the down-dip potential.

The JV Company has increased the size of the drilling program to go to a pre-feasibility study and has embarked on environmental and additional engineering studies.  The Boka Report recommends that the expanded program be continued.  The proposed program is as follows:

  completion of detailed drilling of Boka 1 North and Boka 1 South to meet the requirements for a pre-feasibility study;

  drilling of Boka 7;

  drilling of deep step-out holes to test deep Transient Electromagnetic ("TEM") anomalies,;

  follow-up work on Boka 21, Boka 22, Boka 23 and Boka 24 soil geochemical anomalies;

  TEM survey between Boka 1 South and Boka 7;

  continue geophysical surveys; and

  continue evaluation of the mineralization and the general geological environment.

The Company is budgeting US$15,000,000 to be used for drilling, engineering and environmental studies to carry the Project through a pre-feasibility study.   For further information, refer to the Boka Report filed under the Company's profile on SEDAR (at www.sedar.com).

Hatch Report

The Company received a report dated June 30, 2005 (the "Hatch Report") entitled "Southwestern Resources Corp. - Preliminary Assessment, Boka Deposit, Yunnan Province, P.R.C.".  The report was prepared by C.L.B. Grant, P.Eng. and Paul A.J. Hosford, P.Eng., employees of Hatch Limited, each of whom is an independent qualified person as defined by NI 43-101.  The Hatch Report was prepared for the purpose of assessing a potential resource based upon a small number (67) of drill holes.  The Hatch Report calculated resource estimates as described in the Report.  The Company views these resource calculations as being preliminary in nature and is conducting further exploration to develop a larger base for the calculation of resources for the Property.

For further information, refer to the Hatch Report filed under the Company's profile on SEDAR (at www.sedar.com).

LIAM GOLD-SILVER PROJECT

The Company's principal resource property in Peru, the Liam Gold-Silver Project, is located 190 kilometres northwest of the city of Arequipa.  The Liam Gold-Silver Project is comprised of two parts, the Liam Core Zone containing four concessions totalling 3,500 hectares and the Liam Regional Zone currently containing 219 concessions covering 190,087 hectares within a larger area of interest.  The concessions in the two zones are held by either Minera del Suroeste S.A.C. ("Misosa"), an affiliate of Southwestern, or Newmont.

Misosa and Newmont Peru entered into an option agreement (the "Option Agreement") regarding the Liam Core Zone.  The Company and Newmont Delaware entered into a joint venture agreement (the "Joint Venture Agreement") regarding the Liam Regional Zone (the "Regional Joint Venture").  Both agreements are dated November 14, 2003.

Liam Core Zone

Under the terms of the Option Agreement, Newmont Peru can earn a 50% interest in the Liam Core Zone by spending US$5 million over three years, with a minimum annual expenditure of US$1 million, which must include 5,000 metres of drilling annually.  Newmont Peru has the option to earn an additional 10% interest in the Liam Core Zone by producing a positive feasibility study, and a further 10% interest (for a total of 70%) by funding all the costs to place the property into commercial production.  If Newmont Peru exercises all options it will be entitled to receive 90% of distributable profits until it has been reimbursed for all costs incurred during the funding option, while the remaining 10% of profits will be distributable to the parties pro rata.

Liam Regional Zone and Area of Interest

Under the terms of the Joint Venture Agreement, the Company and Newmont Delaware each contributed mineral concessions they own and each has an undivided 50% participating interest in the Liam Regional Zone.  Misosa is the operator of the Regional Joint Venture, with each party funding 50% of the initial US$5 million of expenditures over a five-year period.  If the technical committee formed under the Regional Joint Venture determines that any project within the area of interest , based on a preliminary scoping study of its tonnage, ore grade, initial metallurgy or initial economic valuation, constitutes a viable exploration project then Newmont Delaware has the right to earn up to a 70% interest in the Regional Joint Venture by producing a positive feasibility study and funding costs to commercial production.  Newmont Delaware also has similar preferential rights to distributable profits as those specified for the Liam Core Zone.

Liam Report

The following technical disclosure is derived from a report entitled "Southwestern Resources Corp - Liam Gold-Silver Project - Department of Cusco, Peru" (the "Liam Report") dated September 17, 2005 prepared by L.D.S. Winter, P.Geo, an independent qualified person as defined by NI 43-101.

Liam Core Zone

There have been mapping, sampling and four drilling programs conducted in the Liam Core Zone.  These programs have identified gold-silver mineralization in the Cerro Crespo and Cerro Queshca areas.  Newmont Peru is in the process of completing the second year of its earn-in in the Liam Core Zone.

Liam Regional Zone

The Liam Regional Zone represents a significant land position in a high interest area based on regional considerations and satellite imagery.  The 2004 and 2005 programs of geological mapping and prospecting, trenching and sampling carried out by the Regional Joint Venture in the Liam Regional Zone have identified six new areas of gold-silver mineralization: the Astana - Farallon, Ibel, Teton, Careli, Huacallo and Esquinas.  Drilling is planned for the Astana-Farallon and Careli Zones in the near future.

The Liam Regional Zone is being explored by the Regional Joint Venture, with Misosa as manager. Newmont Delaware and Southwestern each have a 50% interest and are required to fund their respective interests.  The Regional Joint Venture currently has a budget of US$2,000,000 for 2005 as agreed at the Regional Joint Venture meeting in March 2005.  Southwestern is required to provide 50% of this amount - US$1,000.000.  The Regional Joint Venture is contemplating a budget of US$3,000,000 for 2006 to be used for further exploration, including drilling.  Southwestern is required to provide 50% of this amount - US$1,500.000.

For further information on the Liam Gold-Silver Project, refer to the Liam Report filed under the Company's profile on SEDAR (at www.sedar.com).

CHANGES IN SHARE CAPITAL

The following table sets forth the Company's consolidated capitalization as of the dates indicated, adjusted to give effect to the material changes in the share capital of the Company since December 31, 2004, the date of the audited consolidated financial statements of the Company's most recently completed reporting financial year.  The table should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto and management's discussion and analysis, and the unaudited interim consolidated financial statements of the Company for the six month period ended June 30, 2005, incorporated by reference into this Prospectus.

(In thousands, except share capital)

	As at December 31, 2004(1)	As at June 30, 2005 Before Giving Effect to the Offering(2)	As at June 30, 2005 After Giving Effect to the Offering(2)(3)(4)(5)(7) (2,000,000 Shares)	As at June 30, 2005 After Giving Effect to the Offering(2)(3)(4)(6)(7) (2,817,500 Shares)
Common Shares	$149,476 (42,786,174 shares)	$149,883 (43,006,174 shares)	$171,183 (45,006,174 shares)	$180,012 (45,823,674 shares)
Contributed Surplus	$14,880	$19,137	$19,137	$19,137
Deficit	($83,800)	($90,480)	($90,480)	($90,480)
Total Capitalization	$80,556	$80,638	$99,840	$108,669

_______________

(1)

Excludes 2,702,000 stock options outstanding as at December 31, 2004.

(2)

Excludes 3,710,000 stock options outstanding as at June 30, 2005.  Options for the purchase of 1,248,500 shares were granted, 220,000 options were exercised and 20,500 options were cancelled during the period from January 1, 2005 to June 30, 2005.

(3)

After deducting the Underwriters' Fee and expenses of the Offering estimated in the aggregate to be approximately $300,000.

(4)

Excludes 57,848 shares issued to Anglo American Exploration BV and 60,000 options exercised between July 1, 2005 and September 29 , 2005.

(5)

Assumes the Underwriters' Option and the Over Allotment Option are not exercised.

(6)

Assumes the Underwriters' Option and the Over-Allotment Option are exercised.

(7)

The Company announced its intention to purchase up to 2,000,000 common shares pursuant to the Normal Course Issuer Bid.  To the date of this Prospectus, there have not been any common shares repurchased.

USE OF PROCEEDS

Southwestern intends to allocate approximately US$15 million of the net proceeds of the Offering to further exploration and development of the Boka Gold Project and approximately US$1.5 million towards exploration and development of the Liam Gold-Silver Project.  The balance of the proceeds will be applied toward  exploration and acquisitions elsewhere in China and Peru in such amounts as may be determined by management of the Company and used for general corporate purposes.  The net proceeds from any exercise of the Underwriters' Option (up to $4,860,000) or the Over-Allotment Option (up to $3,969,000) will be added to the Company's general working capital.

The amount and timing of the use of proceeds will depend on various factors, including the price of gold and exploration results.  Future results from ongoing exploration activities or other sound business reasons may make it desirable for Southwestern to re-allocate some or all of the proceeds of this Offering.

Pending expenditure, Southwestern intends to invest the proceeds of the Offering in short term investment grade items, such as money market instruments or treasury bills.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated September 23, 2005 between Southwestern and the Underwriters, the Underwriters have agreed to purchase, subject to compliance with all necessary legal requirements and with the terms and conditions of the Underwriting Agreement, on October 11, 2005 or on such other date as Southwestern and the Underwriters may mutually agree (provided such date is not more than 42 days after the date of the final receipt for this Prospectus), all of the 2,000,000 Offered Shares offered hereby, at a price of $10.80 per Offered Share for total consideration of $21,600,000 payable in cash against delivery of a share certificate or share certificates representing such Offered Shares.  The offering price of $10.80 per Offered Share was determined by negotiation between Southwestern and the Underwriters.  Southwestern has agreed to pay to the Underwriters a fee equal to $0.54 per Offered Share (5% of the issue price) and expenses in consideration of services rendered by the Underwriters in connection with the Offering.

Southwestern has granted to the Underwriters an Underwriters' Option to purchase up to an additional 450,000 Option Shares at a price of $10.80 per Option Share, such Underwriters' Option being exercisable in whole or in part until 48 hours prior to the closing time on the Closing Date.

Southwestern has also granted to the Underwriters the Over-Allotment Option to purchase up to an additional 367,500 Over-Allotment Shares, representing 15% of the aggregate Offered Shares issued pursuant to the Offering and the Option Shares issued upon exercise of the Underwriters' Option, at a price of $10.80 per Over-Allotment Share.  The Over-Allotment Option is exercisable in whole or in part at any time on or before the 30th day from the Closing Date.

If the Underwriters' Option and the Over-Allotment Option are fully exercised, the cumulative proceeds from the public offering, Underwriters' fee and net proceeds (excluding expenses of the Offering estimated to be $300,000) to the Company will be $30,429,000, $1,521,450 and $28,907,550, respectively.  This Prospectus also qualifies the granting of the Underwriters' Option and the Over-Allotment Option and the issuance and transfer of up to 817,500 shares issued on the exercise thereof.

Two of Southwestern's directors and officers (John Paterson and Daniel Innes) will agree, prior to the Closing Date, not to sell, or agree to sell (or announce any intention to do so), any common shares or securities exchangeable or convertible into common shares of the Company for a period of 90 days from the Closing Date without the prior written consent of Raymond James, on behalf of the Underwriters, such consent not to be unreasonably withheld.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events.  The Underwriters are, however, obligated to take up and pay for all of the Offered Shares offered hereby if any of such Offered Shares are purchased under the Underwriting Agreement.  Under the terms of the Underwriting Agreement, the Underwriters and their broker/dealer affiliates may be entitled to indemnification by the Company against certain liabilities, including liabilities for misrepresentation in this Prospectus and liabilities under the United States securities laws.

The Company has agreed in favour of the Underwriters that, prior to Closing and for a period of 90 days from Closing, it will not offer, issue, contract to issue common shares or offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contact to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, common shares of the Company or any securities convertible into or exercisable or exchangeable for common shares, or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of common shares or such other securities, without the prior consent of Raymond James, on behalf of the Underwriters, which consent will not be unreasonably withheld, provided that the foregoing restrictions do not apply to any issuance of common shares by the Company pursuant to presently outstanding options granted pursuant to the Company's stock option plan or other outstanding rights and contractual obligations.

The Company has applied to the TSX to list the Offered Shares to be distributed hereunder.  Listing of the Offered Shares on the TSX will be subject to the Company fulfilling all listing requirements of the TSX.

Pursuant to policies of certain securities regulators, the Underwriters may not, throughout the period of distribution under this Prospectus, bid for or purchase common shares of the Company.  The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the common shares.  These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stablization and passive market making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution.  The Company has been advised that, in connection with the offering and subject to the foregoing, the Underwriters may over-allot or effect transactions intended to stabilize or maintain the market price of the common shares at levels above that which would otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and, subject to certain exceptions, may not be offered or sold within the United States or to "U.S. Persons" (as defined in Regulation S under the 1933 Act).  The Underwriter has agreed that it (or such U.S. affiliate of the Underwriter which conducts U.S. offers and sales) will not offer or sell the Offered Shares within the United States except in accordance with exemptions from the registration requirements under the 1933 Act.  The Underwriting Agreement provides that the Underwriter (or such U.S. affiliates) will offer and sell the Offered Shares outside the United States only in accordance with Regulation S under the 1933 Act.  The Underwriter has agreed that, except as permitted by the Underwriting Agreement, it (or such U.S. affiliates) will not offer to sell the Offered Shares within the United States or to U.S. Persons.  In addition, until 40 days after the commencement of this Offering, an offer or sale of the Offered Shares within the United States by a dealer (whether or not participating in this Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from such registration requirements.

DESCRIPTION OF COMMON SHARES

The authorized share capital of Southwestern consists of an unlimited number of common shares without par value.  As of September 29, 2005 , there were 43,124,022 common shares issued and outstanding.

The holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company.  The common shares have no pre-emptive, redemption, purchase or conversion rights.  There are no sinking fund provisions in relation to the common shares and they are not liable to further calls or to assessment by the Company.  The Company's Articles provide that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than 66 2/3% of the votes cast in person or by proxy by holders of shares of that class.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Thorsteinssons LLP, special counsel to the Company, the following is, as of the date of this Prospectus, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to holders of Common Shares acquired under the Offering. This summary applies to holders who, for the purposes of the Tax Act are residents in Canada or the United States and who:  (i) deal at arm's length and are not affiliated with the Company; (ii) are not "financial institutions" as defined in the Tax Act for purposes of the mark-to-market rules; (iii) are not "specified financial institutions" as defined in the Tax Act; and (iv) hold their Common Shares as capital property. Such securities will generally be "capital property" to a holder unless they are held in the course of carrying on a business of trading or dealing in securities or have been acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders who are resident in Canada for purposes of the Tax Act and who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.  Holders of Common Shares contemplating making the election permitted by subsection 39(4) of the Tax Act should consult their own independent tax advisors.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals (the "Proposed Amendments") to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Income Tax Convention (1980) (the "Convention"), and counsel's understanding of the current published administrative and assessing practices of the Canada Revenue Agency. No assurance can be given that the Proposed Amendments will be enacted in their current proposed form, if at all; however, the Canadian federal income tax considerations generally applicable to holders with respect to the Common Shares will not be different in a material adverse way if the Proposed Amendments are not enacted. This summary does not take into account or anticipate any other changes to the law, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Therefore, holders should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

The following discussion applies to a holder (a "Canadian Holder") of Common Shares who, at all relevant times, is or is deemed to be resident in Canada for purposes of the Tax Act.

Dividends

Dividends received or deemed to be received on the Common Shares will be included in computing the Canadian Holder's income. In the case of an individual Canadian Holder such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from taxable Canadian corporations (as defined in the Tax Act). Dividends received by a corporation on the Common Shares must be included in computing its income but generally will be deductible in computing its taxable income. Private corporations (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Disposition of Common Shares

A disposition or deemed disposition by a Canadian Holder of Common Shares will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Canadian Holder's adjusted cost base of the Common Shares. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading "Capital Gains and Losses".

Capital Gains and Losses

Upon a disposition (or a deemed disposition) of a Common Share, a Canadian Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such share to the Canadian Holder. One-half of any capital gain will be included in income as a taxable capital gain and taxed at ordinary marginal rates. One-half of any capital loss may normally be deducted as an allowable capital loss against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the provisions of the Tax Act in that regard.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance prescribed by the Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns such shares.

A Canadian Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year which will include taxable capital gains. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation. Individuals (other than certain trusts) may be subject to alternative minimum tax in respect of realized capital gains.

Holders Resident in the United States

The following summary is generally applicable to holders who (i) for the purposes of the Tax Act have not been and will not be deemed to be resident in Canada at any time while they hold Common Shares and who do not use or hold the Common Shares in carrying on a business in Canada; and (ii) are residents of the United States for purposes of the Convention ("U.S. Holders"). Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer carrying on business in Canada and elsewhere.

Dividends paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Holder will, in accordance with the Convention, generally be subject to Canadian withholding tax at the rate of 15%. This rate is reduced to 5% in the case of a U.S. Holder that is a corporation that owns beneficially at least 10% of the voting stock of the Company.

A U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain arising on a disposition or deemed disposition of Common Shares unless the Common Shares constitute "taxable Canadian property" of the U.S. Holder within the meaning of the Tax Act and the U.S. Holder is not entitled otherwise to relief under the Convention.  Generally, Common Shares will not constitute taxable Canadian property of a U.S. Holder provided that (i) the Common Shares are listed on a prescribed stock exchange (which includes the TSX) for the purposes of the Tax Act at the time of disposition; and (ii) at no time during the 60 month period immediately preceding the disposition of the Common Shares were 25% or more of the issued shares of any class or series of the capital stock of the Company owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm's length, or by the U.S. Holder together with such persons.

Under the Convention, capital gains derived by a U.S. Holder from the disposition of Common Shares which constitute taxable Canadian Property to the U.S. Holder, generally will not be taxable in Canada unless the value of the Company's shares is derived principally from real property situated in Canada.

A disposition or deemed disposition of Common Shares by a U.S. Holder whose Common Shares are taxable Canadian property and who is not entitled to an exemption under the Convention will give rise to a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, less the reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares to the U.S. Holder at the time of the actual or deemed disposition.  Generally, one-half of any capital gain realized will be required to be included in income as a taxable capital gain and taxed at ordinary marginal rates. One-half of any capital loss will be deductible, subject to certain limitations, against taxable capital gains in the year of disposition or the three preceding years or any subsequent year in accordance with the detailed provisions in the Tax Act.

RISK FACTORS

Investment in securities of Southwestern involves a significant degree of risk and should be considered speculative due to the nature of Southwestern's business and the present stage of its development.

History of Net Losses; Uncertainty of Additional Financing

To date, the Company has had no revenue from the exploration activities on its properties.  The Company has not yet found that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on any of its properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

The Company has incurred losses in most years of its operations.  The exploration of the Company's properties therefore depends on the Company's ability to obtain additional required financing.  There is no assurance that the Company will be successful in obtaining the required financing, which could cause the Company to postpone its exploration plans or result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties as disclosed herein.

Possible Loss of Interests in Exploration Properties; Possible Failure to Obtain Mining Licenses

The agreements pursuant to which the Company acquired its interests in properties provide that the Company must make a series of cash payments over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures.  If the Company fails to make such payments or expenditures in a timely fashion, the Company may lose its interest in those properties.  Further, even if the Company does complete exploration activities, it may not be able to obtain the necessary licenses to conduct mining operations on the properties, and thus would realize no benefit from its exploration activities on the properties.

Mineral Exploration and Development Activities Inherently Risky

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored are ultimately developed into production.  At present, none of the Company's properties has a known body of commercial ore.  Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in extraction operations and the conduct of exploration programs.  Although the Company carries liability insurance with respect to its mineral exploration operations, the Company may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  There are also physical risks to the exploration personnel working in the rugged terrain of Peru and China, often in poor climate conditions.

Previous mining operations may have caused environmental damage at certain of the Company's properties.  It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

If any of the Company's properties is found to have commercial quantities of ore, the Company would be subject to additional risks respecting any development and production activities.

Company at Exploration Stage Only; No Experience in Placing Properties into Production

The Company has no experience in placing mineral deposit properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  At present, none of the Company's personnel have any experience in actually operating mines.  There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places mineral deposit properties into production.

Repatriation of Earnings

Peru has no limitation on profit or capital remittances to foreign shareholders provided that all applicable Peruvian taxes have been paid.  However, there can be no assurance that additional restrictions on the repatriation of earnings in Peru will not be imposed in the future.

Chinese regulations provide that, subject to payment of applicable taxes, foreign investors may remit out of China, in foreign exchange, profits or dividends derived from a source within China. Remittance by foreign investors of any other amounts (including, for instance, proceeds of sale arising from a disposal by a foreign investor of any of his investment in China) out of China is subject to the approval of the State Administration of Exchange Control or its local branch office.  No assurance can be given that such approval would be granted if the Company disposes of all or part of its interest in the Boka Gold Project.  Further, there can be no assurance that additional restrictions on the repatriation of earnings in China will not be imposed in the future.

Foreign Currency Fluctuations

The Company carries out exploration activities in Peru and China that render it subject to foreign currency fluctuations.  While the Company minimizes the risks associated with foreign currency fluctuations by holding essentially all of its cash and short-term investments in U.S. and Canadian dollars rather than the local currencies, to the extent that its operations in those countries are carried out using the local currency, any appreciation of such local currency relative to the U.S. and Canadian dollar could have an adverse impact on the financial position of the Company.  Since the Company's financial results are reported in Canadian dollars, its financial position and results are impacted by exchange rate fluctuations between the Canadian and U.S. dollars.

Political Investment Risk; Political Instability in Developing Countries

The Company's mineral interests are in countries that may be affected by varying degrees of political instability and the policies of other nations in respect of these countries.  These risks and uncertainties include military repression, political and labour unrest, extreme fluctuations in currency exchange rates, high rates of inflation, terrorism, hostage taking and expropriation.

The Company's mining, exploration and development activities may be affected by changes in government, political instability and the nature of various government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business and/or its holdings.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and safety factors.  The Company's operations in Peru and China entail significant governmental, economic, social, medical and other risk factors common to all developing countries.  See "Economic Uncertainty in Developing Countries".  The status of Peru and China as developing countries may make it more difficult for the Company to obtain any required financing because of the investment risks associated with these countries.

Economic Uncertainty in Developing Countries

The Company's operations in Peru and China may be adversely affected by economic uncertainty characteristics of developing countries.  For example, Peru has experienced high rates of inflation for many years.  There can be no assurance that any governmental action to control inflationary or deflationary situations will be effective in ensuring economic stability, or that future governmental actions will not trigger inflationary or deflationary cycles.  Additionally, changes in inflation or deflation rates and governmental actions taken in response to such changes can also affect currency values in such countries.  Any such changes could have a material adverse effect on the Company's results of operations and financial condition.

Operations in China are subject to risks relating to China's relatively recent transition to a market economy administered by a socialist government.  While China has recently permitted private economic activities, the government of China has exercised and continues to exercise substantial control over virtually every sector of China's economy through regulation and state ownership.  The Company's prospects, results of operations and financial condition may be adversely affected by political, economic and social uncertainties in China, changes in China's leadership, diplomatic developments and changes or lack of certainty in the laws and regulations of China.

Operations in Peru are also subject to risk.  Peru's fiscal regime is generally favourable to the mining industry and has been relatively stable over the past ten years or so, but there is a risk that this could change in a relatively short period of time.  In addition, labour in Peru is customarily unionized and there are risks that labour unrest or wage agreements may impact operations.  The Company believes that the current conditions in Peru are relatively stable and conducive to conducting business, however, its current and future mineral exploration activities could be impacted by political or economic developments.

Current Mineral Exploration Conditions

The current infrastructure in China may not be adequate to support the Company's planned activities.  For example, water supply, electricity supply and transportation accessibility are presently satisfactory at the Boka Gold Project, however, their continued reliability, or the ability of the appropriate authorities to maintain these utilities, is undetermined.  In addition, there could be technical risks associated with exploration at the Boka Gold Project, including, but not limited to, failure of the leach ponds and the system of tunnels excavated by previous mining operations.  These risks could result in increased operating costs.

Similarly, in Peru, while the current infrastructure is adequate to support the Company's activities at its properties, the infrastructure at the Liam Property in particular will require augmentation if advanced exploration or development is undertaken.

Title Risks

The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process.  Title to and the area of resource concessions may be disputed.  The Company has conducted an internal investigation of title to its significant resource properties.  Based on a review of records maintained by the relevant government agencies in each country in which the Company has properties, and, based upon legal opinions prepared for the Company in the case of the Boka Gold Project and the Liam Gold-Silver Project, its resource properties or interests therein are registered or are in the process of being registered in the name of the Company, its appropriate joint venture partner, the property vendor, and in the case of the Boka Gold Project in the name of the JV Company, or a combination thereof.  There is no guarantee of title to any of the Company's properties.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  Title may be based upon interpretation of a country's laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change.  The Company has not surveyed the boundaries of any of its mineral properties and consequently the boundaries of the properties may be disputed.

Specific Risks Associated with Title to and Future Development of the Boka Gold Project

While the JV Company is authorized to explore for gold on the Boka Gold Project, it is required to obtain further approvals from regulatory authorities in China in order to explore for minerals other than gold or to conduct mining operations.  The laws of China governing the establishment of joint venture companies are ambiguous, inconsistently applied and subject to reinterpretation or change.  While the Company believes that the JV Company has been properly established and the Company has taken the steps necessary to obtain its interest in the Boka Gold Project, there can be no guarantee that such steps will be sufficient to preserve the Company's interests in the project.

Risks Associated with Joint Venture Agreements

The Company operates in China through a joint venture with a government controlled entity.  Although this connection benefits the Company in some respects, there is a substantial inequality with respect to the influence of the respective joint venture parties with the various levels of government. The government holds a substantial degree of subjective control over the application and enforcement of laws and the conduct of business.  This inequality would become particularly detrimental if a business dispute arose between joint venture parties.  The Company sought to mitigate this risk by including an international arbitration clause in the Boka JV Agreement and will endeavour to maintain positive relations with both its joint venture partner and local governments, but there can be no guarantee that these measures will be sufficient to protect the Company's interests in China.

In addition to the risks inherent in doing business with government controlled entities, the Company's interests in its various properties in China and Peru are also subject to the risks normally associated with the conduct of joint and cooperative ventures.  The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of its interests held through joint or cooperative ventures, which could have a material adverse impact on the Company's business prospects, results of operations and financial condition: (i) disagreements with joint or cooperative venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Third Party Reliance

The Company's rights to acquire an interest in certain resource properties may have been granted by third parties who themselves hold only a lease or an option to acquire such properties.  If such persons fail to fulfill their obligations, the Company could lose its interest in the property and may have no meaningful recourse, as it does not have any direct contractual arrangements with the underlying property holders.  Where the Company's interests in resource properties are managed or operated by third parties, the Company's interests may be adversely affected in the event such third parties mismanage the operations being carried out on such properties.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  The Company has received all necessary permits for the exploration work it is presently conducting, however such permits are, as a practical matter, subject to the discretion of government authorities and there can be no assurance that the Company will be successful in maintaining such permits.  Further, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions.  The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.  The Company is not currently covered by any form of environmental liability insurance.  See "Insurance Risk", below.

The implementation by the United States Securities and Exchange Commission of requirements for procedures regarding internal controls, pursuant to Section 404 of the Sarbanes-Oxley Act, imposes substantial obligations on the Company and there can be significant consequences of non-compliance.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Insurance Risk

No assurance can be given that insurance to cover the risks to which the Company's activities are subject will be available at all or at commercially reasonable premiums. The Company currently maintains insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development.  As noted above, the Company carries liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of political risk insurance or any form of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive.  The payment of any such liabilities would reduce the funds available to the Company.  If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

Competition

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Company conducts operations.  As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable.  The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Fluctuation of Mineral Prices

Factors beyond the control of the Company may affect the marketability of any ore or minerals discovered at and extracted from the Company's properties.  Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods.  The effect of these factors cannot accurately be predicted.

Dependence on Key Management and Employees

The Company's development depends on the efforts of key members of management and employees.  Loss of any of these people could have a material adverse effect on the Company.  The Company does have consulting agreements with its key employees, which provide, among other things, that either party may terminate on 30 days notice.  The Company does not have key man insurance with respect to any of its key employees.

Enforcement of Judgments

 Since essentially all of the Company's assets are located outside of Canada, there may be difficulties in enforcing any judgments obtained in Canadian courts.

Conflicts

Certain of the directors of the Company also serve as directors of other companies involved in mineral resource exploration and development and, to the extent that such other companies may participate in ventures in which the Company may participate, there exists the possibility for such directors to be in a position of conflict.  In accordance with the laws of British Columbia, directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In addition, such directors will declare and abstain from voting on any matter in which such directors may have a conflict of interest.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, including the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Dividends Unlikely

The Company has not paid any dividends since the date of its incorporation, and it is not anticipated that dividends will be declared in the short or medium term.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Southwestern are Deloitte & Touche LLP, Chartered Accountants, 1055 Dunsmuir Street, Suite 2800, P.O. Box 49279 Four Bentall Centre, Vancouver, British Columbia, V7X 1P4.  The registrar and transfer agent for the common shares in Canada is Computershare Trust Company of Canada at its principal offices in Vancouver and Toronto.

LEGAL MATTERS

Certain Canadian legal matters in connection with this Offering will be passed upon by DuMoulin Black LLP on behalf of Southwestern and by McCullough O'Connor Irwin LLP on behalf of the Underwriters and by Thorsteinssons LLP with respect to certain Canadian tax matters.  As at the date hereof, the Company is advised that the partners and associates of DuMoulin Black LLP, as a group, the partners and associates of the Underwriters' counsel, as a group, and the partners and associates of Thorsteinssons LLP, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding common shares.  W. David Black, a director of the Company, is an associate counsel with the firm of DuMoulin Black LLP, counsel to the Company.

EXPERTS

Information of an economic (including economic analysis), scientific or technical nature in respect of the Company's mineral projects and properties is contained in this Prospectus based upon the following:

1.

Technical Report entitled "Southwestern Resources Corp. - Boka Gold Project, Yunnan Province P.R.C." dated September 20, 2005 was prepared by L.D.S. Winter, P. Geo, an independent consulting geologist and a "qualified person" for the purposes of NI 43-101;

2.

Technical Report entitled "Southwestern Resources Corp. - Liam Gold-Silver Project, Department of Cusco Peru" dated September 17, 2005 was prepared by L.D.S. Winter, P. Geo, an independent consulting geologist and a "qualified person" for the purposes of NI 43-101; and

3.

Technical Report entitled "Southwestern Resources Corp. - Preliminary Assessment, Boka Deposit Yunnan Province, P.R.C." dated June 30, 2005 was prepared by C.L.B. Grant, P.Eng. and Paul A.J. Hosford, P.Eng., employees of by Hatch Limited ("Hatch"), each of whom is an independent consulting geologist and a "qualified person" for the purposes of NI 43-101.

The audited financial statements incorporated by reference into this Prospectus have been included in reliance upon the report of Deloitte & Touche LLP, Chartered Accountants, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

The above noted experts, excluding Deloitte & Touche LLP, Chartered Accountants, as a group, have advised the Company that they beneficially own, directly or indirectly, less than one percent of the outstanding common shares.  Deloitte & Touche LLP has advised the Company that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of the securities acts administered by the United States Securities and Exchange Commission and the Independence Standards Board.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in British Columbia, Alberta, Manitoba and Ontario provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto.  In British Columbia, Alberta, Manitoba and Ontario, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province.  Purchasers should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

CONSENT OF

DELOITTE & TOUCHE LLP

We have read the short form prospectus of Southwestern Resources Corp. (the "Company") dated September 30 , 2005 qualifying the distribution of 2,000,000 common shares of the Company.  We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004.  Our report is dated February 25, 2005.

Vancouver, British Columbia

   (signed) Deloitte & Touche LLP

September 30 , 2005

Chartered Accountants

CERTIFICATE OF SOUTHWESTERN RESOURCES CORP.

Dated:  September 30 , 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Manitoba and Ontario.

(Signed) John G. Paterson President and Chief Executive Officer	(Signed) Parkash K. Athwal Chief Financial Officer

On behalf of the Board of Directors

(Signed) W. David Black Director	(Signed) Daniel G. Innes Director

CERTIFICATE OF THE UNDERWRITERS

Dated:  September 30 , 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Manitoba and Ontario.

RAYMOND JAMES LTD.

(Signed) John Murphy

Managing Director

OCTAGON CAPITAL CORPORATION

(Signed) Peter Winnell

Vice Chairman

HAYWOOD SECURITIES INC. (Signed) Cliff Rich Vice-President of Corporate Finance	CANACCORD CAPITAL CORPORATION (Signed) James M. Brown Managing Director